7

05010992

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME WorleyParsons Limited

*CURRENT ADDRESS

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34858 FISCAL YEAR 6-30-05

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/7/05

WorleyParsons

resources & energy

6-30-05
AR/S

WORLEYPARSONS LIMITED
ACN 096 090 158

FINANCIAL REPORT
FINANCIAL YEAR ENDED 30 JUNE 2005

CONTENTS

The directors present their report on the consolidated entity consisting of WorleyParsons Limited (the "Company" or "WorleyParsons") and the entities it controlled (the "Group") at the end of, or during, the financial year ended 30 June 2005.

DIRECTORS

The following persons were directors of WorleyParsons Limited during the financial year and until the date of this report:

Ron McNeilly (Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

Eric Gwee

John Grill

William Hall

David Housego

William Hall was appointed a director on 12 November 2004. John Schubert was a director and Chairman from the beginning of the financial year until his resignation as Chairman at the 2004 Annual General Meeting held on 15 November 2004. He continued as a director until his resignation from the Board on 28 February 2005. Eric Gwee was appointed a director on 28 February 2005.

PRINCIPAL ACTIVITIES

During the financial year, the principal activities of the consolidated entity consisted of:

(a) provision of engineering design and project services to the following sectors:
- Hydrocarbons
- Power
- Minerals & Metals
- Infrastructure;

(b) provision of maintenance and reliability support services to these sectors; and

(c) infrastructure developments.

DIVIDENDS - WORLEYPARSONS LIMITED

Details of dividends in respect of the financial year are as follows:

	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	-	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	-	8,214
Final ordinary dividend for the financial year ended 30 June 2004 of 6.5 cents per ordinary share paid on 30 September 2004	9,708	-
Interim ordinary dividend for the financial year ended 30 June 2005 of 7.5 cents per ordinary share paid on 6 April 2005	15,372	-
Total dividends paid and declared for payment	**25,080**	**15,683**

All dividends paid were fully franked.

Since the end of the financial year, the directors have declared a final dividend of 12.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. In accordance with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed final dividend of $25.6 million is not recognised as a liability as at 30 June 2005.

REVIEW OF OPERATIONS

A summary of the consolidated revenues and results is as follows:

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
Revenue from ordinary activities	1,252,020	375,484
Less: Procurement services revenue	(113,839)	-
Revenue from ordinary activities excluding procurement services revenue	1,138,181	375,484
Add: share of revenue from associates	708,095	152,248
Less: Procurement services revenue	(466,745)	(12,930)
Net revenue from associates	241,350	139,318
Aggregated revenue[1]	1,379,531	514,802
EBITDA margin on aggregated revenue	8.4%	9.5%
EBITDA	116,125	49,001
Depreciation	(7,849)	(4,082)
Amortisation	(19,039)	(4,494)
EBIT	89,237	40,425
Net interest (expense)/income	(3,761)	311
Net profit before income tax expense	85,476	40,736
Income tax expense	(25,564)	(10,091)
Net profit after income tax expense	59,912	30,645
Net (gain)/loss attributable to outside equity interests	(2,253)	77
Net profit attributable to members of WorleyParsons Limited	**57,659**	**30,722**

1 Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Procurement services revenue is excluded from aggregated revenue. The directors believe the disclosure of revenue attributable to associates provides additional information in relation to the financial performance of the Group.

	AGGREGATED REVENUE		EBIT		EBIT MARGIN	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 %	12 MONTHS TO 30 JUNE 2004 %
Hydrocarbons	988,435	356,922	102,802	36,044	10.4	10.1
Power	172,431	28,142	26,923	3,082	15.6	11.0
Minerals & Metals	159,819	95,364	23,961	14,949	15.0	15.7
Infrastructure	59,185	37,852	7,135	2,445	12.1	6.5
Other	4,305	2,165	-	-	-	-
Unallocated/ eliminations	(4,644)	(5,643)	(71,584)	(16,095)	-	-
	1,379,531	514,802	89,237	40,425	6.5	7.9

Aggregated revenue was $1,379.5 million, an increase of 168.0% on the prior year and a record result for the Group. EBIT of $89.2 million was up 120.7% from the prior year result of $40.4 million. The net margin for the Group was 4.3% (2004: 6.0%).

Normalised earnings per share (before amortisation of goodwill and trade name was 37.6 cents per share, an increase of 64.2% from the previous financial year result of 22.9 cents per share.

Net profit after tax includes an expense of $4.6 million associated with the reorganisation of the Group's joint venture operations in Saudi Arabia.

Net cash inflow from operating activities was $91.1 million (2004: $13.2 million). Cash outflow from investing activities was $414.5 million in the financial year ended 30 June 2005 (2004: $13.9 million).

Cash inflow from financing activities was $259.7 million. This incorporates $227.9 million of proceeds from the equity issue as part of the acquisition funding and a net $65.1 million in bank borrowings in the financial year. Dividends paid in the year totalled $25.1 million.

The tax rate for the Group in 2005 was 29.9% (2004: 24.8%).

HYDROCARBONS

Aggregated revenue for the Hydrocarbons group was $988.4 million up 176.9% on the previous financial year aggregated revenue of $356.9 million. EBIT for Hydrocarbons was $102.8 million with an EBIT margin of 10.4% compared to EBIT of $36.0 million at a 10.1% margin recorded in the previous financial year.

Operational highlights included the continued strong performance from the Australian and South East Asian Hydrocarbons business, and continued improvement in operating performance in the Middle East.

A number of material contracts in the Hydrocarbons sector were announced during the year. In December 2004, the EOS joint venture with KBR was selected by Esso Highlands Ltd to conduct Front End Engineering Design (FEED) studies for the PNG Gas Project. The EOS joint venture was also awarded the FEED contract for the Angel gas development, offshore Western Australia, for Woodside Energy Ltd.

A joint venture between WorleyParsons, Transfield Services Limited and a local Qatari contracting company (TRAGS), was selected to carry out a consolidated maintenance contract for the LNG facilities of RasGas Company Limited in Qatar, valued at $110.0 million over five years.

In June 2005, Woodside Energy Ltd confirmed that the joint venture between WorleyParsons and Foster Wheeler had won a major Engineering Procurement and Construction Management (EPCM) contract for its proposed Phase V LNG expansion project at its North West Shelf gas plant. This is a significant contract which greatly enhances our position in the rapidly growing global LNG business.

Following the acquisition of Parsons E&C, the Company's interest in the Parsons Worley team, being the entity executing the contract to restore Iraqi oil infrastructure has increased. Work on this contract continues as the client releases new task orders.

POWER

The Power sector experienced significant growth due to the nine month contribution from the Parsons E&C power business, the return of positive market conditions in key international markets and an initial contribution from the recently acquired power services business in Singapore.

Aggregated revenue in the Power sector was $172.4 million, a 512.7% increase on the aggregated revenue of $28.1 million recorded in the previous financial year with a contribution to EBIT of $26.9 million (2004: $3.1 million).

The Power business was awarded a number of material contracts through 2005 including a contract for the provision of services as Owners Engineer to the Belene Nuclear Power plant for NEK Bulgaria, and a second material contract in Bulgaria as Owners Engineer for Maritza East 2 thermal power plant.

The contract held by a WorleyParsons joint venture to support the Tennessee Valley Authority (TVA) for work on various TVA coal fired and hydroelectric facilities was extended for four years.

Progress Energy of North Carolina awarded WorleyParsons a US$50 million contract for its clean smokestacks program at its Roxboro plant, which includes project management, engineering, procurement and site support services. WorleyParsons' joint venture company, Burns & Roe Worley, secured a number of significant contracts during the year in the power sector in Australia and New Zealand.

The Exmouth Energy Project, WorleyParsons second power development, reached financial close in the year. The development of the Exmouth Energy Project, to be undertaken by WorleyParsons joint venture company Burns & Roe Worley, is expected to take approximately 13 months from July 2005 with the Company providing 100% of the expected $6.0 million equity.

The performance of the Esperance Energy Project was in line with expectations with the completion of the first year of operations. The Company continues to evaluate opportunities in the developments area for additional projects that will generate acceptable returns for shareholders.

MINERALS & METALS

WorleyParsons' Minerals & Metals business continues to grow with aggregated revenue of $159.8 million, an increase of 67.6% on the previous financial year aggregated revenue of $95.4 million.

Major projects undertaken by the Minerals & Metals group in 2005 included the expansion of the Worsley alumina facility in Bunbury, Western Australia for BHP Billiton and the finalisation of the expansion of the Aughinish Alumina Limited refinery in the Republic of Ireland.

Other projects include upgrading the Orica Yarwun 3 Ammonium Nitrate facility in Gladstone and the project management of a new mineral sands processing facility for Bemax in the Murray Basin. A number of pre feasibility and feasibility studies are being undertaken for clients in the alumina, aluminium and base metals industries.

INFRASTRUCTURE

WorleyParsons' Infrastructure revenue increased 56.4% to $59.2 million with a contribution to EBIT of $7.1 million. The Company's extensive capability in feasibility and siting studies for major industrial projects was in high demand across a range of industries in 2005. WorleyParsons secured significant contracts in the transport and water sectors during the year, including engineering services for a major desalination plant in Perth, Western Australia and a three year contract to assist Singapore Land Transport Authority.

EARNINGS PER SHARE

	2005 CENTS	2004 CENTS
Basic earnings per share	31.2	20.6
Diluted earnings per share	31.2	20.6

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 7 October 2004, Apollo Corporation, a wholly owned subsidiary of WorleyParsons agreed to acquire a 100% interest in Parsons E&C Corporation, a global engineering design and project services company for a cash consideration of US$245 million (A$338.0 million). The acquisition was finalised on 12 November 2004. The acquisition was funded by debt and through the issue of 55,593,887 new shares.

Effective 1 July 2004, WorleyParsons Engineering Pty Limited acquired a 50% interest in the Worley Chemical Engineering Technology Co Limited of China. The Company provides a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest resulting in goodwill on acquisition of $4.6 million.

Effective 1 March 2005 WorleyParsons Singapore Holding Pte Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired a 100% interest in Development Resources Pte Limited ("DRPL") for a cash consideration of $6.8 million Singapore Dollars (A$5.3 million). DRPL provides a range of multi-disciplinary services to clients in the Singapore and regional power and utilities industries.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Effective 1 August 2005, WorleyParsons Engineering Pty Limited, a wholly owned subsidiary of WorleyParsons MEG Limited, acquired the remaining 50% interest in WorleyParsons Limited for a total consideration of $13.4 million.

No other matter or circumstance has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

We expect the market for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular Hydrocarbons and Power. We are well positioned throughout the business to respond to these opportunities.

Further information on likely developments in the operations of the consolidated entity and the expected results of the operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

In the majority of WorleyParsons' business situations, WorleyParsons is not the owner or operator of plant and equipment requiring environmental approvals. WorleyParsons would typically be assisting its clients with the management of their environmental responsibilities, rather than holding those responsibilities directly. However WorleyParsons has environmental responsibilities in terms of compliance with environmental controls and in exercising reasonable care and skill in its design, construction management and supervision activities. The risks associated with environmental issues are managed through WorleyParsons' risk management and quality assurance systems.

WorleyParsons has ownership interests in pipeline and power station assets projects that hold appropriate environmental approvals. Compliance with these approvals is managed through the operational systems which control and monitor the operation and maintenance of these assets.

NON-AUDIT SERVICES

Non-audit services provided by the external auditor (Ernst & Young) during the financial year to the Company and entities in the consolidated entity are set out below.

Independent Accountant's Report and Financial Information (included in the Worley + Parsons E&C Prospectus dated 11 October 2004):	$1,540,310
Other due diligence	$87,944
Tax advisory and compliance	$21,931
Other services	$185,939
Total non-audit services provided by the external auditor	**$1,836,124**

The Board has considered the position and, in accordance with the advice received from the Audit and Risk Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out above, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Committee to ensure they do not impact the integrity and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in professional statement F1, including reviewing and auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out below;

MEETINGS OF DIRECTORS

The number of meetings of directors (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director were as follows:

	BOARD MEETINGS		AUDIT AND RISK COMMITTEE		NOMINATIONS AND REMUNERATION COMMITTEE	
DIRECTOR	MEETINGS HELD WHILE A DIRECTOR	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED
Ron McNeilly	10	10	3	3	2	2
Grahame Campbell	10	10	5	5	3	3
Erich Fraunschiel	10	10	5	5	-	-
John Green	10	10	2	2	3	3
John Grill	10	10	-	-	-	-
Eric Gwee	2	2	-	-	1	1
William Hall	4	4	-	-	-	-
David Housego	10	10	-	-	-	-
John Schubert	8	8	-	-	2	1

INFORMATION ON DIRECTORS

RON McNEILLY

CHAIRMAN AND NON-EXECUTIVE DIRECTOR

Ron is Chairman of the Board and Chairman of the Nominations and Remuneration Committee. Ron is currently the Deputy Chairman of BlueScope Steel Limited (previously BHP Steel) and has over 30 years' experience in the steel industry. Ron joined BHP Billiton in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is the Chairman of the Melbourne Business School and a director of Alumina Limited. He is a former Chairman of Ausmelt Limited and a former director of GH Michell Holdings Pty Limited, QCT Resources and Tubemakers of Australia.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
Alumina Limited	Non-executive director	11 December 2002	n/a
BlueScope Steel Limited	deputy Chairman	10 May 2002	n/a
Ausmelt Limited	Chairman	21 October 2002	19 November 2004

GRAHAME CAMPBELL

NON-EXECUTIVE DIRECTOR

Grahame is a member of the Audit and Risk Committee and the Nominations and Remuneration Committee. Grahame was Managing Director of CMPS&F from 1987 to 1995, at the time one of the largest engineering and project management groups in Australia. Grahame has over 30 years' experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of Iluka Resources Limited and the Macro Engineering Council (University of Sydney). Grahame is a past President of the Association of Consulting Engineers Australia and the Australian Pipeline Industry Association. Prior to his appointment as non-executive director of the Company on listing in 2002, Grahame was a member of the advisory board for four years.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
Iluka Resources Limited	Non-executive director	17 December 1998	n/a

ERICH FRAUNSCHIEL

NON-EXECUTIVE DIRECTOR

Erich is the Chairman of the Audit and Risk Committee. Erich is a director of Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Rabobank Australia Limited, the WCM Group Limited and the West Australia Opera Inc. He is Chairman of Wesfarmers Federation Insurance Limited and Lumley General Insurance Limited. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981, he joined the Australian Industry Development Corporation where he was involved in project lending, investment banking and venture capital investment. In 1984, he joined Wesfarmers Limited to start the company's projects and business development function. In 1988, he became General Manager of the group's commercial division and from 1992 until his retirement in July 2002 was an executive director and Chief Financial Officer of the group.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
West Australian Newspapers Holdings Limited	Non-executive director	2 May 2002	n/a
Woodside Petroleum Limited	Non-executive director	1 December 2002	n/a
Wesfarmers Limited	Executive director	1 February 1992	31 July 2002
Foodland Associated Limited	Non-executive director	2 October 2002	8 December 2004

JOHN GREEN

NON-EXECUTIVE DIRECTOR

John is a member of the Audit and Risk Committee and the Nominations and Remuneration Committee. John is an investment banker at Macquarie Bank where he has been an executive director since 1993. John's prior professional career was in law, including as a partner in law firms Freehills and Dawson Waldron. John is director of the Macquarie Bank Foundation, Macquarie's philanthropic foundation, General Sir John Monash Foundation and The Centre for Independent Studies, a not-for-profit public policy "think tank". He is a member of the Finance Committee of the Children's Hospital at Westmead. Previously, he was a member of the ASX National Listings Committee and held a number of positions in the Securities Institute of Australia. Prior to his appointment as non-executive director of the Company on listing in 2002, John was a member of the advisory board for nine years prior to listing, including a period as its Chairman.

JOHN GRILL

CHIEF EXECUTIVE OFFICER

John joined ESSO Australia in 1968 and in 1971 became Chief Executive of the entity that ultimately became WorleyParsons Limited, Wholohan Grill and Partners. This specialised consulting practice acquired the business of Worley Engineering Pty Limited in Australia in 1987. Following group restructuring, in 2002 Worley Group Limited listed on the Australian Stock Exchange. In 2004, Worley Group Limited acquired Parsons E&C Corporation, a US-based global project services company, and changed its name to WorleyParsons Limited. John has personal expertise in every aspect of project delivery for projects in the resources and energy industries. He has been directly involved with most of WorleyParsons' major clients and remains closely involved at Board level with WorleyParsons' joint ventures.

ERIC GWEE

NON-EXECUTIVE DIRECTOR

Eric joined the Board in February 2005 and is a member of the Nominations and Remuneration Committee. Eric is a Singaporean national with extensive international experience in the hydrocarbons and power industries, including a career spanning more than 31 years with the ExxonMobil group. Eric is currently a non-executive director of Singapore Power Limited and Chairman of SP Services Limited. He is also a director of the Melbourne Business School Limited. Previously, he was the Chairman of CPG Corporation Pte Limited and was a director of ExxonMobil Singapore Pte Limited.

WILLIAM HALL

EXECUTIVE DIRECTOR

William (Bill) joined the Board in 2004 following the Company's acquisition of Parsons E&C Corporation. Bill was with the Parsons Group for 25 years. He became Chairman and CEO of Parsons Energy & Chemicals Group Inc in 2002. Prior to this position he served as President of Parsons Energy & Chemicals Group Inc (1997-2001), President of The Ralph M Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division with the company (1989-1991). Bill has 38 years' experience in the global engineering field, holding a number of key project and other US and international management positions with Parsons. Bill has bachelor and master's degrees in Chemical Engineering at Virginia Polytechnic Institute and has completed the Executive Program at Stanford University. He is also on the Board of Directors of the US-Saudi Arabian Business Council.

DAVID HOUSEGO

CHIEF FINANCIAL OFFICER

David joined the Company in July 1999. He led the corporate reorganisation and subsequent Initial Public Offering and listing on the ASX of Worley Group Limited (now WorleyParsons Limited) in 2002 and represents WorleyParsons on a number of its joint venture companies. David's finance experience covers business development, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining the Group, David held senior finance roles with Coca-Cola Amatil. Previously, he worked for a number of firms in the UK and held a variety of accounting positions with AAP Reuters and IBM Australia.

SHARON SILLS

COMPANY SECRETARY AND GROUP TAX MANAGER

Sharon Sills is a member of the Institute of Chartered Accountants of Australia, the Institute of Chartered Secretaries and Administrators, Chartered Secretaries Australia Ltd and the Taxation Institute of Australia. In 2004 Sharon completed the Graduate Diploma in Company Secretarial Practice and is currently enrolled in the Master of Laws program at the University of Sydney. Sharon's background is in taxation, both in the profession and in commerce. Sharon joined WorleyParsons in May 2000 as Group Taxation Manager and was appointed Company Secretary in 2003. Special projects include group restructuring pre and post IPO, the listing of the company in 2002 and the acquisition of Parsons E&C Corporation in 2004.

INSURANCE OF OFFICERS

During the financial year WorleyParsons Limited paid insurance premiums to insure the directors, secretaries and executive officers of the Company and its subsidiary companies. The contracts of insurance prohibit the disclosure of the amounts of premiums paid.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of WorleyParsons Limited and its subsidiary companies, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

REMUNERATION REPORT

The directors of the Company present the Remuneration Report for the Company and the consolidated entity prepared in accordance with section 300A of the *Corporations Act 2001* for the year ended 30 June 2005.

This Remuneration Report forms part of the Directors' Report.

COMPANY PERFORMANCE

WorleyParsons listed on the Australian Stock Exchange in November 2002. The graphs below illustrate the performance of the Company's shares and its key ratios since it began trading as a listed company and as such cover the previous two financial years.

The Company has experienced strong growth in earnings of approximately 49% per year compound growth over the period since it became a listed entity, resulting in:

- a 364% increase in the Company's share price;
- Earnings per Share growth of approximately 32% on an annualised basis; and
- Total Shareholder Return of approximately 393%.

Since listing in November 2002, the Company has paid/ declared the following dividends:

Final dividend 2003	5.0 cps
Interim dividend 2004	5.5 cps
Final dividend 2004	6.5 cps
Interim dividend 2005	7.5 cps
Final dividend 2005 (declared)	12.5 cps

The following graphs and tables illustrate the impact of the Company's performance on shareholder wealth;

WorleyParsons share price versus ASX 200 Index


$10
$8
$6
$4
$2
$0
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
WOR
ASX200

Normalised Earnings per share


2005
37.6
2004
22.9
2003
20.4
-
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
Cents per share

Total Annual Shareholder Return


200%
150%
100%
50%
0%
180%
47%
20%
June 03
June 04
June 05

NOMINATIONS AND REMUNERATION COMMITTEE

The Nominations and Remuneration Committee ("Committee") was established as a sub-committee of the Board in December 2002, shortly after the Company listed. Information regarding the objectives, role, scope and authority of the Committee is set out in its Charter. The Charter is available in the Investor Relations section of the Company's website [www.worleyparsons.com].

The Committee met three times during the financial year; attendance at those meetings is detailed earlier in this report. The following directors were members of the Committee during the year:

NAME	POSITION	DURATION
Ron McNeilly	Non-executive director	To November 2004
	Chairman	From November 2004
Grahame Campbell	Non-executive director	Whole year
John Green	Non-executive director	Whole year
Eric Gwee	Non-executive director	From 28 February 2005
John Schubert	Chairman	To November 2004
	Non-executive director	To 28 February 2005

The Chief Executive Officer, the Managing Director Americas and Europe and the Chief Financial Officer attend Committee meetings by invitation. The Executive Director HR/Corporate Policy is the secretary of the Committee.

The Committee is advised by a number of independent external advisers. These external advisers are listed below, together with a brief description of the area in which they advise;

NAME OF ADVISER/ INFORMATION PROVIDER	REGION COVERED	AREA OF COVERAGE
PricewaterhouseCoopers	Global	External adviser from time to time on remuneration policy/instruments and special projects at the request of the Company
Egan Associates	Australia	Non-executive director remuneration review
The Hay Group	Australia and expatriate roles ex-Australia	Remuneration review data
The Analytical Consulting Company	United States	Remuneration review data
Mercer Human Resources Consulting	Global	Remuneration information
The Australian Institute of Management	Australia	Remuneration review data

REMUNERATION POLICY AND STRUCTURE

The Nominations and Remuneration Committee is responsible for ensuring that the Company has coherent remuneration policies and practices which enable it to attract and retain executives, directors and employees who will generate sustained business performance, create value for shareholders and will support WorleyParsons' goals and values. The Company's remuneration policies have been under revision since the acquisition of US-based Parsons E&C, which significantly expanded the Company's operations.

The Nominations and Remuneration Committee has recommended, and the Board has adopted, remuneration policies that are designed to:

(a) reinforce the short and long term objectives of the Company as set out in the strategic business plan approved by the Board;

(b) provide a common interest between employees and shareholders by linking the rewards that accrue to management to the creation of value for shareholders; and

(c) be competitive in the markets in which the Company operates in order to attract, motivate and retain high calibre employees.

The remuneration structure for non-executive directors is necessarily different to the structure employed for the executive directors and senior management. The remuneration arrangements for each of these groups are discussed separately in this report.

EXECUTIVE DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

In this report, a reference to "specified executives" or "senior executives" is a reference to "specified executives" as defined in AASB 1046 and to the "five named executives" as defined in section 300A of the *Corporations Act 2001* (who, in this reporting period, comprise the same individuals).

The remuneration arrangements discussed in this report apply to the Chief Executive Officer and the Chief Financial Officer and their respective direct reports, thus covering directors, secretaries and senior managers of the consolidated entity.

It should be noted that composition of the group of specified executives changed during the year with the acquisition of Parsons E&C on 12 November 2004. At this time, a number of Parsons E&C executives became "specified executives" and a number of Worley executives ceased to be "specified executives" although they remain employed by the Company. The report includes remuneration disclosures for executives who comprised "specified executives" for part of the year to November 2004, where appropriate.

EXECUTIVE REMUNERATION POLICY

The key principles of the Company's executive remuneration policy are to:

- ensure a direct link between Company performance and executive remuneration;
- provide competitive rewards to attract and retain executive talent on a global basis;
- apply quantifiable and measurable performance targets for executives that are aligned to the Company's strategic plan; and
- measure and reward executive performance using financial and non-financial key performance indicators which are structured to include both lead and lag indicators of performance.

The Board recognises that it is necessary for remuneration packages of senior executives (including executive directors) to include both a fixed component and an incentive or performance related component.

The relative proportion of directors and senior executives' total remuneration packages that is performance-based is set out in the table below:

	% OF TOTAL TARGET ANNUAL REMUNERATION		
	FIXED REMUNERATION	PERFORMANCE-BASED REMUNERATION	
	FAR (FIXED ANNUAL REMUNERATION)	STI (SHORT TERM INCENTIVE)	LTI (LONG TERM INCENTIVE)
Chief Executive Officer	38%	29%	33%
Directors:			
David Housego	45%	20%	35%
William Hall*	38%	38%	24%
Direct reports to the Chief Executive Officer	49%	22%	29%
Other specified executives:			
Jeffrey Osborne*	43%	32%	25%

* In line with obligations from the Parsons E&C acquisition, the maximum STI component of the remuneration packages of two senior US-based executives Messrs Hall and Osborne exceeds the maximum under the Executive Remuneration Policy for the period of their current Executive Services Agreements (three years ending November 2007). The STI grants to these individuals are outlined further below.

FIXED REMUNERATION

The total remuneration packages of all senior executives contain a fixed remuneration component. This is expressed as a specific amount that the executive may take in a form agreed with the Company and is determined based on the scope and nature of the individual's role and their performance and experience. The fixed component of remuneration is set at a level to reflect the market rate for a comparable role. In addition, the past performance of the executive is assessed, as are the performance of business units within his or her control and the contribution of the executive to the overall performance of the Company.

With the acquisition of Parsons E&C and the expansion into North America and Europe, the Company has necessarily given consideration to competitive global remuneration levels and alignment of remuneration strategies across the expanded geographic reach of the Company. The remuneration level of certain executives has been adjusted during the year to reflect the change in size and complexity of the Company's operations.

Senior executives may choose to receive benefits which may include health insurance, company cars or car allowances, tax advisory services, life insurance and certain retirement benefits. All benefits received by executive directors and specified executives are disclosed below.

SHORT TERM INCENTIVE ("STI") PLAN

The remuneration arrangements for senior executives contain a short term (annual) performance-based component. The STI plan involves linking specific targets or key performance indicators ("KPIs") with the opportunity to earn cash incentives based on a percentage of fixed salary. For the specified executives, the portion of total remuneration which typically comprises STI is set out in the table above.

Currently, the STI plan has a weighting of 60% of the KPIs relating to financial performance. In general, the performance conditions are related to the overall profitability of WorleyParsons and the financial performance of the Group when measured against the annual business plan.

The STI program has a weighting of 40% of the KPIs relating to non-financial performance. These non-financial indicators included both lead and lag indicators and are directly linked to the KPIs included in the Company's strategic plan. The non-financial KPIs are linked to outstanding performance in the following areas:

- health, safety and the environment in support of the Company's objective of Zero Harm;
- people management and development; and
- implementation of the business plan for the business unit, location or function.

The Board considers these performance conditions to be appropriate because they directly link remuneration to the strategic objectives and direction of the Company, achievement of financial and non-financial targets and identification of new growth opportunities that are important for the Company's future success.

The basis for determining whether the performance criteria for the financial KPI's are met is an objective measurement against the audited financial statements for the financial year. The non-financial KPIs are assessed and measured against relevant criteria which take into account the Company's safety performance, human resources measures including retention, training and development and specific actions required to implement the business plan. Measurement of the non-financial KPIs will include a combination of objective measures, ie safety performance as measured by LTIFR (Lost Time Injury Frequency Rate) as well as a number of subjective measures, ie implementation of an appropriate safety culture. The Chief Executive Officer makes the final determination as to subjective measures.

In addition to the annual targets described above, significant projects are from time to time assigned their own KPIs. These KPIs are tailored to deliver specific project outcomes. An example during the year was the KPIs set for key executives involved in the Parsons E&C acquisition. The targets were set for the due diligence period up to finalisation of the acquisition and related to identification of value adding opportunities and synergies relating to the acquisition, the debt and equity capital raising, the successful presentation and launch to the financial market as well as early planning on the level of integration of Parsons E&C into the existing business.

SHORT TERM INCENTIVE GRANTS MADE TO SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES DURING THE FINANCIAL YEAR

	NATURE OF COMPENSATION GRANT	DATE OF GRANT	PERCENTAGE OF GRANT PAID (%)	PERCENTAGE OF GRANT FORFEITED (%)	FUTURE FINANCIAL YEARS THAT WILL BE PAYABLE	MINIMUM TOTAL VALUE OF GRANT (A$) ACTUAL PAYMENT	MAXIMUM TOTAL VALUE OF GRANT (A$) MAXIMUM AVAILABLE
SPECIFIED DIRECTORS							
John Grill	Annual STI Plan Grant FY2004[4]	28 October 2004	87%	13%	n/a	$442,039	$508,500
Chief Executive Officer	Parsons E&C Acquisition Bonus	8 November 2004	100%	0%	n/a	$500,000	$500,000
	Annual STI Plan Grant FY2005	11 August 2005	89%	11%	n/a	$587,400	$660,000
David Housego	Annual STI Plan Grant FY2004[4]	28 October 2004	52%	48%	n/a	$80,000	$153,000
Chief Financial Officer	STI Retention paid out[1]	28 October 2004	100%	0%	n/a	$19,250	$19,250
	Parsons E&C Acquisition Bonus	8 November 2004	100%	0%	n/a	$200,000	$200,000
	Annual STI Plan Grant FY2005	11 August 2005	94%	6%	n/a	$186,120	$198,000
William Hall	Parsons E&C Bonus Grant[2]	25 March 2005	100%	0%	n/a	$61,753[3]	$61,753[3]
Managing Director	6 month STI Plan Grant (Jan-Jun 05)	11 August 2005	94%	6%	n/a	$279,545[3]	$297,388[3]
SPECIFIED EXECUTIVES							
Peter Meurs	Annual STI Plan Grant FY2004[4]	28 October 2004	78%	22%	n/a	$120,000	$153,000
Managing Director	Annual STI Plan Grant FY2005	11 August 2005	85%	15%	n/a	$153,000	$180,000
Iain Ross	Annual STI Plan Grant FY2004[4]	28 October 2004	42%	58%	n/a	$80,000	$189,000
Managing Director	STI Retention paid out[1]	28 October 2004	100%	0%	n/a	$11,250	$11,250
	Annual STI Plan Grant FY2005	11 August 2005	93%	7%	n/a	$194,602	$209,250
Andrew Wood	Annual STI Plan Grant FY2004[4]	28 October 2004	78%	22%	n/a	$120,000	$153,000
Managing Director	STI Retention paid out[1]	28 October 2004	100%	0%	n/a	$13,750	$13,750
	Parsons E&C Acquisition Bonus	8 November 2004	100%	0%	n/a	$200,000	$200,000
	Annual STI Plan Grant FY2005	11 August 2005	93%	7%	n/a	$167,400	$180,000
David Baughen	Parsons E&C Bonus Grant[2]	25 March 2005	n/a	n/a	n/a	$13,071[3]	$13,071[3]
Managing Director	6 month STI Plan Grant (Jan-Jun 05)	11 August 2005	92.5%	7.5%	n/a	$56,292[3]	$60,857[3]
Jeffrey Osborn	Parsons E&C Bonus Grant[2]	25 March 2005	n/a	n/a	n/a	$32,979[3]	$32,979[3]
Vice President	6 month STI Plan Grant (Jan-Jun 05)	11 August 2005	93.5%	6.5%	n/a	$120,139[3]	$128,491[3]
Edward Pagano	Parsons E&C Bonus Grant[2]	25 March 2005	n/a	n/a	n/a	$16,663[3]	$16,663[3]
President	6 month STI Plan Grant (Jan-Jun 05)	11 August 2005	87.5%	12.5%	n/a	$56,568[3]	$64,650[3]

1 "STI Retention paid out" relates to STI bonuses awarded in prior years but subject to retention conditions and which were paid in the 2005 financial year.

2 The bonuses paid to the former Parsons E&C executives (Messrs Hall, Baughen, Osborne and Pagano) from October 2004 to 31 December 2004 related to their performance during that period. In addition they were awarded a STI Grant from October 2004 to June 2005.

3 Exchange rate: US$0.7734:A$1.00 : GBP£0.4108:A$1.00.

4 The STI table above shows the Annual STI Grant FY2004 which was paid in the 2005 financial year in accordance with applicable accounting standards. The Annual STI Grant FY2005 was awarded and accrued in the 2005 financial year.

SHORT TERM INCENTIVE GRANTS TO INDIVIDUALS WHO WERE SPECIFIED EXECUTIVES UP TO NOVEMBER 2004[1]

	NATURE OF COMPENSATION GRANT	DATE OF GRANT	PERCENTAGE OF GRANT PAID (%)	PERCENTAGE OF GRANT FORFEITED (%)	FUTURE FINANCIAL YEARS THAT WILL BE PAYABLE	MINIMUM TOTAL VALUE OF GRANT (A$) ACTUAL PAYMENT	MAXIMUM TOTAL VALUE OF GRANT (A$) MAXIMUM AVAILABLE
Graham Hill Executive Director	Annual STI Plan Grant	28 October 2004	45%	55%	n/a	$60,000	$133,500
David Mofflin Executive Director	Annual STI Plan Grant	28 October 2004	43%	57%	n/a	$60,000	$139,750
Mark Southey Executive Director	Annual STI Plan Grant	28 October 2004	87%	13%	n/a	$121,000	$139,100

1 The executives listed in the table above were "specified executives" until 12 November 2004. The table shows short term incentive payments to these individuals prior to this date.

LONG TERM INCENTIVE ("LTI") PLAN

The Company's LTI plan is designed to link executive reward with the key performance drivers which underpin sustainable long term growth in total shareholder return, comprising earnings growth, share price appreciation, dividends and capital returns to shareholders.

The Board determines on an annual basis whether the LTI plan will operate in the year. Participation in the LTI plan is offered at the discretion of the Board to eligible executives who are able to influence the generation of shareholder wealth over the long term.

Equity compensation program

The WorleyParsons Performance Rights Plan ("Plan") was established in the 2002 calendar year as the Company's LTI plan and provides for performance rights to be issued to eligible executives. Under the Plan, eligible executives are invited to apply for performance rights, each of which entitle the holder to subscribe for one fully paid ordinary share in WorleyParsons Limited at a nil exercise price (ie zero priced options). The rights granted vest proportionately over a three year testing period and are subject to achievement of performance hurdles which are described in detail below. The Company currently uses dual measures of Earnings Per Share ("EPS") growth and Total Shareholder Return ("TSR"). In 2003 and 2004 the Company applied EPS as a single measure. In 2005 the dual measure of EPS growth and TSR was introduced into the Plan. The Board believes that the combination of EPS growth and TSR is the most appropriate measure for the Company at its current stage of development. TSR was selected as it is the measure which most directly aligns management and shareholder interests by linking long term remuneration to long term value creation for shareholders.

The tranches vest as the executive meets a service requirement; ie, they must continue to remain employed by the Company to become eligible to exercise their performance rights. The rights may generally only be exercised after the three year period when fully vested, subject to the relevant performance hurdles being satisfied, and expire 10 years from the date of the award.

Where a participant leaves the Company, the terms of the Plan prescribe that a proportion of performance rights may be exercised (to a maximum of two-thirds of the original grant), subject to satisfaction of any applicable performance criteria and subject to the exercise by the Board of its discretion to allow the rights to be exercised.

Cash compensation program
The WorleyParsons Performance Rights Plan also has additional rules for executives located in certain overseas jurisdictions. These rules ensure the executive is rewarded for their contribution, at the same time catering for restrictions on issue of securities in some jurisdictions. Eligible US executives, including Messrs Hall, Osborne and Pagano, are entitled to receive a cash LTI payment in accordance with the US Additional Rules to the WorleyParsons Limited Performance Rights Plan.

The performance criteria and vesting conditions for these cash LTI payments are the same as the Equity Compensation Program described above.

The proportion of cash LTI payments which vest and may be exercised depend on achievement of performance hurdles described below.

Performance rights hurdles - 2003 and 2004
The hurdle for performance rights and cash LTI grants issued in 2003 is based on EPS growth. EPS is determined by dividing the net profit attributable to members by the weighted average number of ordinary shares outstanding during the financial year, as required by Accounting Standard AASB 1027 "Earnings per Share".

Growth in EPS will be measured by comparing EPS for the financial years ending 30 June 2005 and 2006 with fully diluted EPS for the financial years ended 30 June 2002 and 2003 respectively, adjusted to take account of the additional shares issued by the Company in its Initial Public Offer in November 2002.

The performance rights may only be exercised to the extent that the EPS growth targets outlined in the table below are satisfied in relation to a three year performance period.

AVERAGE COMPOUND GROWTH IN EPS OVER A THREE YEAR PERFORMANCE PERIOD 1 JULY 2002 - 30 JUNE 2005 AND 1 JULY 2003 - 30 JUNE 2006	PROPORTION OF VESTED PERFORMANCE RIGHTS THAT MAY BE EXERCISED
Less than 4% pa above increase in CPI	Zero
4% pa above increase in CPI	50%
6% pa above increase in CPI	75%
9% pa above increase in CPI	100%

Once EPS performance has been measured, to the extent the performance criteria have not been satisfied, the performance rights will lapse.

Performance rights hurdles - 2005 and onwards
In order to better align the LTI plan with shareholder interests, the plan was redesigned in 2005 to include the dual measures of EPS Growth and Total Shareholder Return ("TSR").

Basic earnings per share is determined by dividing the net profit attributable to members of WorleyParsons the weighted average number of ordinary shares outstanding during the financial year, as required Accounting Standard AASB 1027 "Earnings per Share". Growth in EPS will be measured by comparing the EPS in the base year and the measurement years calculated on a normalised basis.

40% of each executive's performance rights are exercisable subject to EPS measurement in accordance with the following table:

EPS MEASUREMENT TABLE

AVERAGE COMPOUND GROWTH IN EPS OF WORLEYPARSONS OVER A THREE YEAR PERFORMANCE PERIOD	PROPORTION OF PERFORMANCE RIGHTS THAT MAY BE EXERCISED IF THE EPS PERFORMANCE HURDLE IS MET
Less than 4% pa above increase in CPI	0%
4% pa above increase in CPI	20%
More than 4% pa above increase in CPI, but less than 8% pa plus increase in CPI	An additional 5% of performance rights will vest for each additional 1% pa plus CPI increase
8% pa above increase in CPI	40% (ie maximum of award)

40% of the performance rights will lapse if compound EPS is less than 4% pa CPI.

The TSR measure represents the change in the capital value of a listed entity's share price over a period, plus dividends, expressed as a percentage of the opening value. TSR is regarded as a more challenging performance hurdle to reach and in concert with the introduction of this measure, the number of performance rights granted was increased.

TSR performance will be measured annually against an ASX index determined by the Nominations and Remuneration Committee from time to time (currently the ASX Small Ordinaries Index) over a three to five year period from the date of grant. That is, the TSR measure will initially be assessed at the end of the three year performance period and if the hurdle is not met in year three, the TSR hurdle may be re-tested at the end of years four and five if the executive chooses, however, the executive may not return to previous years' TSR performance once they have elected to re-test the hurdle.

60% of each executive's performance rights are subject to the TSR measurement in accordance with the following table:

TSR MEASUREMENT TABLE

PERFORMANCE AGAINST ASX INDEX	PROPORTION OF PERFORMANCE RIGHTS THAT MAY BE EXERCISED IF THE TSR PERFORMANCE HURDLE IS MET
Less than 50th percentile	0%
At 50th percentile	30%
More than 50th and up to 75th percentile	From the 51st to 75th percentiles an additional 1% of performance rights will vest for every percentile increase in TSR
More than 75th percentile	60% (ie maximum of award)

Accounting for Equity-based Compensation Arrangements
The Company implemented a policy of recognising the LTI plan (equity and cash compensation) arrangements as an expense in the Statement of Financial Performance since inception of the Plan in 2003, in accordance with developing accounting standards relating to the accounting treatment of equity-based compensation arrangements.

Vesting of rights

Details of the number of performance rights which are due to vest on 30 September 2005 and are soon exercisable (subject to final Board approval) are set out in the table below:

NAME	NATURE OF COMPENSATION/INSTRUMENT GRANTED	DATE OF GRANT	PERCENTAGE OF GRANT PAID/VESTED (%)	PERCENTAGE OF GRANT FORFEITED (%)	MINIMUM TOTAL VALUE OF GRANT ($)	MAXIMUM TOTAL VALUE OF GRANT ($)
John Grill, Chief Executive Officer	113,343 performance rights pursuant to Performance Rights Plan[b]	23 December 2002	67%	0%	131,376	196,083
David Housego, Chief Financial Officer	44,515 performance rights pursuant to Performance Rights Plan	23 December 2002	67%	0%	51,597	77,011
Andrew Wood	38,875 performance rights pursuant to Performance Rights Plan	23 December 2002	67%	0%	45,060	67,254
Peter Meurs	44,515 performance rights pursuant to Performance Rights Plan	23 December 2002	67%	0%	51,597	77,011
Iain Ross	37,567 performance rights pursuant to Performance Rights Plan	23 December 2002	67%	0%	43,544	64,991
Graham Hill	35,657 performance rights pursuant to Performance Rights Plan	23 December 2002	67%	0%	41,330	61,687
David Mofflin	34,036 performance rights pursuant to Performance Rights Plan	23 December 2002	67%	0%	39,451	58,882
Mark Southey	35,657 performance rights pursuant to Performance Rights Plan	23 December 2002	67%	0%	41,330	61,687

(a) Those specified directors and specified executives who did not receive an equity grant in FY2003 are not included in the table.

(b) The service and performance criteria for award of the performance rights are outlined above. Shareholders approved the grant of Performance Rights to Messrs Grill and Housego at the 2002 Annual General Meeting. Grants of performance rights to Messrs Grill and Housego are the subject of an ASX waiver which applies while shares are purchased on market to satisfy performance rights which are exercised. The Board may determine that restrictions on transfer apply to the shares allocated on exercise of these performance rights.

RIGHTS GRANTED AS REMUNERATION

During the year, the Company granted rights to the executive directors and specified executives set out in the table below. Under the plan, eligible executives are invited to apply for performance rights, each of which entitles the holder to subscribe for one fully paid ordinary share in WorleyParsons Limited at a nil exercise price. The rights granted vest proportionately over a three year testing period. At the end of the initial three year period, the performance rights are exercisable on satisfaction of prescribed performance conditions. In relation to the TSR measure, if the hurdle is not met in year three, the TSR hurdle will be re-tested at the end of years four and five.

The amounts disclosed as remuneration relating to performance rights is the assessed fair value at the date the rights were granted to executive directors and other senior executives, allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using a Black-Scholes rights pricing model that takes into account the exercise price, the term of the right, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the right.

The amounts disclosed as remuneration relating to cash-settled performance rights granted to executive directors and other senior executives are the difference in the estimated liability of the rights arising in the reporting period, allocated equally over the period from the reporting date to vesting date. The fair value of the liability is calculated initially at the grant date and is remeasured at each reporting date and at the date of each settlement until the liability is fully settled. Fair values at reporting date are independently determined using a Black-Scholes rights pricing model that takes into account the factors listed above for equity-based rights.

	NUMBER OF RIGHTS VESTED IN 2005	TERMS AND CONDITIONS FOR GRANTS MADE IN 2005				
		NUMBER GRANTED	GRANT DATE	VALUE PER RIGHT AT GRANT DATE ($)	FIRST EXERCISE DATE	LAST EXERCISE DATE
DIRECTORS						
Equity Compensation Program						
John Grill	59,820	163,551	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
David Housego	24,774	70,093	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
Cash Compensation Program						
William Hall	-	41,756	20 Dec 2004	6.25	31 Dec 2007	23 Dec 2009
Sub total	84,594	275,400				
SPECIFIED EXECUTIVES						
Equity Compensation Program						
Peter Meurs	23,431	70,093	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
Iain Ross	22,851	70,093	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
Andrew Wood	23,287	70,093	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
David Baughen	-	19,118	20 Dec 2004	4.41	31 Dec 2007	23 Dec 2009
Cash Compensation Program						
Jeffrey Osborne	-	20,619	20 Dec 2004	6.25	31 Dec 2007	23 Dec 2009
Edward Pagano	-	16,210	20 Dec 2004	6.25	31 Dec 2007	23 Dec 2009
Sub total	69,569	266,226				
SPECIFIED EXECUTIVES TO NOVEMBER 2004						
Equity Compensation Program						
Graham Hill	19,364	54,517	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
David Mofflin	18,797	54,517	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
Mark Southey	19,364	54,517	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
David Steele	-	15,576	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
Chris Sutherland	10,684	46,729	29 Sep 2004	2.79	30 Sep 2007	23 Dec 2009
Sub total	68,209	225,856				
Total	**222,372**	**767,482**				

The following tables set out details of the movement in performance rights on issue to directors and specified executives during the reporting period.

Equity compensation program

	OPENING BALANCE START OF FINANCIAL YEAR	GRANTED	EXERCISED	LAPSED/FORFEITED	CLOSING BALANCE	VESTED AT 30 JUNE 2005 VESTED AND EXERCISABLE	VESTED BUT NOT YET EXERCISABLE	TOTAL VESTED
SPECIFIED DIRECTORS								
John Grill								
Number	179,460	163,551	-	-	343,011	-	97,601	97,601
Value	$352,781	$457,092	-	-	$809,873	-	$175,021	$175,021
David Housego								
Number	74,323	70,093	-	-	144,416	-	39,613	39,613
Value	$149,039	$195,896	-	-	$344,935	-	$72,234	$72,234
Total number	**253,783**	**233,644**	**-**	**-**	**487,427**	**-**	**137,214**	**137,214**
Total value	**$501,820**	**$652,988**	**-**	**-**	**$1,154,808**	**-**	**$247,255**	**$247,255**
SPECIFIED EXECUTIVES								
Andrew Wood								
Number	69,862	70,093	-	-	139,955	-	36,246	36,246
Value	$143,684	$195,896	-	-	$339,580	-	$67,592	$67,592
Iain Ross								
Number	68,554	70,093	-	-	138,647	-	35,374	35,374
Value	$141,696	$195,896	-	-	$337,592	-	$66,266	$66,266
Peter Meurs								
Number	70,294	70,093	-	-	140,387	-	38,270	38,270
Value	$138,040	$195,896	-	-	$333,936	-	$68,567	$68,567
David Baughen								
Number	-	19,118	-	-	19,118	-	-	-
Value	-	$84,374	-	-	$84,374	-	-	-
Total number	**208,710**	**229,397**	**-**	**-**	**438,107**	**-**	**109,890**	**109,890**
Total value	**$423,420**	**$672,062**	**-**	**-**	**$1,095,482**	**-**	**$202,425**	**$202,425**
SPECIFIED EXECUTIVES UP TO 12 NOVEMBER 2004								
Graham Hill								
Number	58,093	54,517	-	-	112,610	-	31,250	31,250
Value	$115,449	$152,364	-	-	$267,813	-	$56,549	$56,549
David Mofflin								
Number	56,392	54,517	-	-	110,909	-	30,143	30,143
Value	$112,767	$152,364	-	-	$265,131	-	$54,834	$54,834
Mark Southey								
Number	58,093	54,517	-	-	112,610	-	31,250	31,250
Value	$115,449	$152,364	-	-	$267,813	-	$56,549	$56,549
David Steele								
Number	-	15,576	-	-	15,576	-	-	-
Value	-	$43,532	-	-	$43,532	-	-	-
Chris Sutherland								
Number	32,052	46,729	-	-	78,781	-	10,684	10,684
Value	$87,502	$130,598	-	-	$218,100	-	$29,167	$29,167
Total number	**204,630**	**225,856**	**-**	**-**	**430,486**	**-**	**103,327**	**103,327**
Total value	**$431,167**	**$631,222**	**-**	**-**	**$1,062,389**	**-**	**$197,099**	**$197,099**
GRAND TOTALS								
Number	**667,123**	**688,897**	**-**	**-**	**1,356,020**	**-**	**350,431**	**350,431**
Value	**$1,356,407**	**$1,956,272**	**-**	**-**	**$3,312,679**	**-**	**$646,779**	**$646,779**

(a) Senior executives who were not granted rights under the Performance Rights Plan during the financial year are not included in the table above.

(b) The service and performance criteria for award of the performance rights are discussed earlier in this report. Shareholders approved the grant of performance rights to Messrs Grill and Housego at the 2002 Annual General Meeting. Future grants of performance rights to Messrs Grill and Housego are the subject of an ASX waiver which applies while shares are purchased on market to satisfy performance rights which are exercised. The Board may determine that restrictions on transfer apply to the shares allocated on exercise of these performance rights.

Cash Compensation Program

	OPENING BALANCE START OF FINANCIAL YEAR	GRANTED	EXERCISED	LAPSED/FORFEITED	CLOSING BALANCE	VESTED AT 30 JUNE 2005: VESTED AND EXERCISABLE	VESTED BUT NOT YET EXERCISABLE	TOTAL VESTED
SPECIFIED DIRECTORS								
William Hall								
Number	-	41,756	-	-	41,756	-	-	-
Value	-	$260,825	-	-	$260,825	-	-	-
Total number	**-**	**41,756**	**-**	**-**	**41,756**	**-**	**-**	**-**
Total value	**-**	**$260,825**	**-**	**-**	**$260,825**	**-**	**-**	**-**
SPECIFIED EXECUTIVES								
Jeffrey Osborne								
Number	-	20,619	-	-	20,619	-	-	-
Value	-	$128,794	-	-	$128,794	-	-	-
Edward Pagano								
Number	-	16,210	-	-	16,210	-	-	-
Value	-	$101,254	-	-	$101,254	-	-	-
Total number	**-**	**36,829**	**-**	**-**	**36,829**	**-**	**-**	**-**
Total value	**-**	**$230,048**	**-**	**-**	**$230,048**	**-**	**-**	**-**
GRAND TOTALS								
Number	**-**	**78,585**	**-**	**-**	**78,585**	**-**	**-**	**-**
Value	**-**	**$490,873**	**-**	**-**	**$490,873**	**-**	**-**	**-**

EXECUTIVE SERVICE AGREEMENTS

The remuneration and other terms of employment for executive directors and senior executives are formalised in Executive Service Agreements. These agreements provide for the executive's remuneration, including fixed annual remuneration, performance-related STI plan (cash bonuses, as disclosed above) and may include participation in the LTI plan. Certain senior executives receive benefits which may include health insurance, company cars or car allowances, tax advisory services, life insurance and certain retirement benefits.

General information regarding the duration of the contract, the periods of notice required to terminate the contract and the termination payments provided for under the Executive Service Agreements are summarised below.

Duration of contract

The executive directors and the specified executives of the Company are employed under open term employment contracts (Executive Service Agreements), with the exception of Messrs Hall and Osborne who have three year fixed term contracts. Under the terms of the Executive Service Agreements, each executive's employment will terminate on provision of notice by the executive or the Company.

Notice periods and payments on termination

The Executive Service Agreements allow the Company to terminate the employment of Mr Grill with 12 months' notice and Mr Housego and other senior executives on giving six months' notice. Mr Hall's and Mr Osborne's termination arrangements are set out below. The Company may make a payment in lieu of notice.

Subject to the special arrangements and conditions outlined below, termination payments payable to the executive directors and specified executives if the Company terminates their contract of employment will not, in general, exceed six months' fixed salary. In addition, vested tranches of performance rights may be available to the executive depending upon the circumstances of their departure, subject to Board approval.

Those directors and senior executives with termination and related provisions which depart from the general rule are set out below:

Special conditions - Mr William Hall and Mr Jeffrey Osborne

The Company may terminate the employment of Mr Hall or Mr Osborne at any time. Where the termination is without cause, remuneration for the balance of the period of the contract is payable together with STI plan payments for the relevant period.

Where misconduct occurs, the Company may terminate employment without payment beyond that actually earned and accrued as at the date of termination.

In certain circumstances, such as a substantial diminution of responsibility, the executive may terminate the contract, in such cases remuneration for the balance of the period of the contract is payable together with STI payments for the relevant period.

Special conditions - Mr David Housego

In the event that the Company is subject to a takeover Mr Housego will, on conclusion of the takeover, be eligible for a payment equal to one year's salary.

This salary payment will be due irrespective of whether Mr Housego continues to be employed by the organisation and would be in addition to any other statutory provisions that may relate to redundancy or termination of employment as a result of the takeover.

Special conditions - non-compete

Upon termination of employment for any reason, Messrs Grill and Housego are prohibited from engaging in any activity that would compete with the Company for a period of six months in order to protect the Company's business interests. In line with relevant principles of employment law, and in order to ensure that the restraint is enforceable by the Company, the amount of the payment due to the executive on termination of their employment is linked to the length of the restraint. In the case of Messrs Hall and Osborne, the non-compete period is the longer of the remainder of the term of their contract or six months. For other specified executives, a non-compete period of six months generally applies, with the exception of Mr Ross (no restraint period) and Mr Baughen (three months).

Sign-on payments

The Company has not paid sign-on payments.

Further specific information relating to the terms of the Executive Service Agreements of the executive directors and the specified executives of the Company and the Group are set out in the table below:

	JOHN GRILL, CHIEF EXECUTIVE OFFICER	DAVID HOUSEGO, CHIEF FINANCIAL OFFICER	WILLIAM HALL, MANAGING DIRECTOR	JEFFREY OSBORNE, SENIOR VICE PRESIDENT	EDWARD PAGANO, VICE PRESIDENT	ANDREW WOOD, MANAGING DIRECTOR	DAVID BAUGHEN, MANAGING DIRECTOR	PETER MEURS, MANAGING DIRECTOR	IAIN ROSS, MANAGING DIRECTOR
Date of agreement	25 April 2003	12 June 2003	6 October 2004	11 November 2004	11 November 2004	7 July 2004	11 November 2004	1 August 2003	13 June 2003
Term of agreement	Unlimited duration	Unlimited duration	3 years	3 years	Unlimited duration	Unlimited duration	Unlimited duration	Unlimited duration	Unlimited duration
Renewal of agreement	n/a	n/a	Renewable by mutual agreement on 3 year anniversary of contract	Renewable by mutual agreement on 3 year anniversary of contract	n/a	n/a	n/a	n/a	n/a
Non-Compete	6 months	6 months	Remainder of the term of the contract or 6 months whichever is longer period	Remainder of the term of the contract or 6 months whichever is longer period	6 months	6 months	3 months	6 months	-
Sign-on Payment	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Termination Notice	12 Months	6 Months	See note above	See note above	6 months	6 months	6 months	6 months	6 months

REMUNERATION PAID AND OTHER SPECIFIC DISCLOSURES

Tables in this section marked with an # have been subject to audit.

DETAILS OF REMUNERATION

Details of the remuneration paid to the executive specified directors and specified executives of the Company and the Group during the 2005 financial year are set out in the following table. All values are in A$ unless otherwise stated.

	PRIMARY			POST EMPLOYMENT		EQUITY	
#	SALARY $	STI/CASH BONUS $	NON-MONETARY BENEFITS[1] $	STATUTORY SUPERANNUATION $	OTHER[2] $	EXECUTIVE PERFORMANCE RIGHTS $	TOTAL $
SPECIFIED DIRECTORS							
John Grill	680,929	1,529,439	-	11,644	87,476	225,384	2,534,872
David Housego	329,713	485,370	-	11,067	26,100	96,131	948,381
William Hall	375,149	359,374	32,148	8,355	16,162	39,080	830,268
	1,385,791	2,374,183	32,148	31,066	129,738	360,595	4,313,521
SPECIFIED EXECUTIVES							
David Baughen	307,065	69,358	11,316	23,966	36,511	12,642	460,858
Iain Ross	432,161	285,852	-	11,644	-	93,969	823,626
Andrew Wood	370,716	501,150	-	11,559	-	94,603	978,028
Jeffrey Osborne	216,118	153,112	25,045	8,355	3,556	19,298	425,484
Peter Meurs	328,504	273,000	-	11,639	23,903	92,011	729,057
Edward Pagano	203,886	73,229	16,385	8,355	2,586	15,171	319,612
	1,858,450	1,355,701	52,746	75,518	66,556	327,694	3,736,665
SPECIFIED EXECUTIVES UP TO 12 NOVEMBER 2004							
Graham Hill	116,071	60,000	36,412	4,317	-	20,081	236,881
David Mofflin	114,990	60,000	-	4,318	-	19,763	199,071
Mark Southey	99,811	126,000	-	4,318	11,294	20,081	261,504
David Steele	46,474	3,050	4,987	2,603	-	1,524	58,638
Chris Sutherland	95,198	-	4,872	4,317	7,536	16,589	128,512
	472,544	249,050	46,271	19,873	18,830	78,038	884,606
Grand total	**3,716,785**	**3,978,934**	**131,165**	**126,457**	**215,124**	**766,327**	**8,934,792**

1 "Non-Monetary Benefits" includes benefits such as health insurance, company cars or car allowances, tax advisory services, life insurance and club memberships.

2 "Other" includes additional (ie non-statutory) contributions to superannuation and pension plans.

this table has been subject to audit.

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY

The fees paid to non-executive directors are set at levels which reflect both the responsibilities of, and the time commitments required from, each non-executive director to discharge their duties. The remuneration level of the non-executive directors is not linked to the performance of the Company in order to maintain their independence and impartiality, although a portion of non-executive director remuneration is sacrificed into the Non-Executive Director Share Plan.

In setting fee levels for the non-executive directors, the Nominations and Remuneration Committee, which makes recommendations to the Board, takes into account:

- the Company's remuneration policies;
- independent professional advice;
- fees paid by comparable companies;
- the general time commitment required from directors and the risks associated with discharging the duties attaching to the role of director; and
- the level of remuneration necessary to attract and retain directors of a suitable calibre.

Non-executive directors' fees, including Committee fees, are set by the Board within the maximum aggregate amount of $600,000 pa approved by shareholders in 2002. This amount is scheduled for review at the 2005 Annual General Meeting.

Fee arrangements for non-executive directors were reviewed and changed during the course of the year to adopt a more uniform approach to determination of fee levels. The revised remuneration rates reflect the increased size and complexity of the Company and the consequent enhanced responsibilities associated with membership of the Committees of the Board. The revised remuneration structure also reflects the increased travel requirements of members of the Board.

Prior to 1 January 2005, non-executive directors were paid lump sum unbundled fees. From 1 January 2005, non-executive directors receive a base fee of $70,000 pa in relation to their services as a director. The Chairman of the Board receives a fee of $150,000 pa reflecting the greater time commitment required. Directors who sit on the Nominations and Remuneration Committee receive an additional fee of $8,000 pa; the directors who sit on the Audit and Risk Committee receive an additional fee of $12,000 pa. The Chairman of the Audit and Risk Committee receives an additional fee of $24,000 pa.

From 1 January 2005, non-executive directors will receive a supplemental travel allowance of $3,000 for attendance at Board meetings in overseas jurisdictions.

In accordance with rule 8.4(e) of the Constitution, directors are also permitted to be paid additional fees for special duties which may be in addition to or in substitution of fees otherwise paid to directors, within the aggregate remuneration cap approved by shareholders. For example, a fee of $30,000 was paid to Grahame Campbell for his additional duties as Chairman of the Due Diligence Committee for the Parsons E&C acquisition that was completed in November 2004.

Directors are also entitled to be reimbursed for all business-related expenses, including travel on Company business, as may be incurred in the discharge of their duties.

Superannuation contributions are made on behalf of the non-executive directors in accordance with the Company's statutory superannuation obligations.

The Board, with the assistance of the Nominations and Remuneration Committee, will continue to review its approach to non-executive director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance.

NON-EXECUTIVE DIRECTOR SHARE PLAN

In recognising that ownership of Company shares aligns directors' interests with those of shareholders, the Company has adopted a Non-Executive Director Share Plan.

Under the terms of the Non-Executive Director Share Plan, non-executive directors are required to sacrifice a minimum of 25% of their gross annual fees and may elect to sacrifice up to a maximum 60% of their fees. In return, the Company will procure the acquisition of an equivalent value of shares at the prevailing market price. These shares are subject to a restriction on dealing which expires on the earlier of 10 years from the grant of shares, the director ceases to hold office or the Board determines in its discretion that any restrictions cease. The shares are held by the trustee of the WorleyParsons Limited Plans Trust ("Trust") during this restriction period.

During the year, shares were allocated to non-executive directors under the Non-Executive Director Share Plan out of a parcel of shares which comprised general trust property. When shares are purchased on market, the purchases take place within a share trading window as required under the terms of the Company's Guideline on Securities Dealing.

The Non-Executive Director Share Plan is not a performance-based share plan. Nor is it intended as an incentive component of non-executive director remuneration. Non-executive directors are not eligible to participate in any of the Company's incentive arrangements.

Details of securities acquired on behalf of non-executive directors under the Non-Executive Director Share Plan during the financial year are set out below.

NON-EXECUTIVE DIRECTOR	NO OF SHARES ALLOCATED	DATE OF ALLOCATION	ACQUISITION PRICE
Ron McNeilly	965	16 August 2004	$3,125.00
	599	15 October 2004	$3,125.00
	598	16 December 2004	$3,125.00
	1,081	16 February 2005	$6,250.00
	990	16 April 2005	$6,250.00
	870	16 June 2005	$6,250.00
Grahame Campbell	707	16 August 2004	$2,291.67
	439	15 October 2004	$2,291.66
	438	16 December 2004	$2,291.66
	649	16 February 2005	$3,750.00
	594	16 April 2005	$3,750.00
	522	16 June 2005	$3,750.00
Erich Fraunschiel	900	16 August 2004	$2,916.67
	559	15 October 2004	$2,916.66
	558	16 December 2004	$2,916.66
	678	16 February 2005	$3,917.00
	621	16 April 2005	$3,917.00
	546	16 June 2005	$3,917.00
John Green	1,698	16 August 2004	$5,500.00
	1,054	15 October 2004	$5,500.00
	1,052	16 December 2004	$5,500.00
	1,557	16 February 2005	$9,000.00
	1,426	16 April 2005	$9,000.00
	1,253	16 June 2005	$9,000.00
Eric Gwee[2]	515	16 April 2005	$3,250.00
	453	16 June 2005	$3,250.00
John Schubert[1]	1,415	16 August 2004	$4,583.33
	878	15 October 2004	$4,583.33
	876	16 December 2004	$4,583.34
	562	16 February 2005	$3,250.00

1 John Schubert retired on 28 February 2005.

2 Eric Gwee became a director on 28 February 2005.

Under the Entitlement Offer of 11 October 2004 under which two new shares were offered for every nine existing shares held the non-executive directors exercised their entitlement and acquired the following Entitlement Shares through the Trust. The directors paid for their Entitlement Shares as required under the terms of the Non-Executive Director Share Plan. The number of shares acquired by the non-executive directors under the Entitlement Offer is set out in the table below.

NON-EXECUTIVE DIRECTOR	NO. ENTITLEMENT SHARES ACQUIRED	DATE OF ACQUISITION	ACQUISITION PRICE
Ron McNeilly	2,942	16 November 2004	$12,062.66
Grahame Campbell	2,158	16 November 2004	$8,846.26
Erich Fraunschiel	2,362	16 November 2004	$9,683.39
John Green	5,178	16 November 2004	$21,228.46
John Schubert	4,315	16 November 2004	$17,691.50

RETIREMENT BENEFITS

The Company does not pay non-executive director retirement benefits other than statutorily prescribed superannuation contributions. Superannuation contributions are made on behalf of the non-executive directors in accordance with the Company's statutory superannuation obligations.

REMUNERATION

Details of non-executive directors' remuneration for the financial year are set out in the following table. All values are in A$.

#	DIRECTORS FEES	COMMITTEE FEES	SUPERANNUATION CONTRIBUTIONS[1]	NON-EXECUTIVE DIRECTOR SHARE PLAN[2]	OTHER[3]	TOTAL[4]
	($)	($)	($)	($)	($)	($)
Ron McNeilly	84,375	-	7,595	28,125	-	120,095
Grahame Campbell	41,898	10,000	7,372	18,125	30,000	107,395
Erich Fraunschiel	49,500	12,000	-	20,500	-	82,000
John Green	19,000	10,000	2,610	43,500	-	75,110
Eric Gwee[6]	16,833	2,667	-	6,500	-	26,000
John Schubert[5]	56,333	-	-	17,000	-	73,333
Total	**267,939**	**34,667**	**17,577**	**133,750**	**30,000**	**483,933**

1 Superannuation contributions are made on behalf of the non-executive directors in accordance with the Company's statutory superannuation obligations.
2 Amount sacrificed from Directors' fees under the Non-Executive Director Share Plan.
3 Includes travel allowance, due diligence committee fees and any fringe benefits (inclusive of applicable fringe benefits tax).
4 Non-executive director remuneration was restructured commencing 1 January 2005. Prior to this, non-executive directors were paid lump sum unbundled fees for Board and Committee representation. From 1 January 2005, the Committee fees referred to above apply.
5 John Schubert retired on 28 February 2005.
6 Eric Gwee became a director on 28 February 2005.
this table has been subject to audit.

SHAREHOLDINGS

Particulars of directors' and specified executives' beneficial interests in shares of WorleyParsons Limited as at the date of this report are as follows:

	NUMBER OF SHARES HELD IN WORLEYPARSONS LIMITED			
	BALANCE AT 1 JULY 2004	GRANTED AS REMUNERATION[1]	NET CHANGE OTHER	BALANCE AT 30 JUNE 2005
DIRECTORS				
Ron McNeilly	281,676	5,103	62,942	349,721
Grahame Campbell	366,711	3,349	81,747	451,807
Erich Fraunschiel	34,170	3,862	107,918	145,950
John Green	719,076	8,040	160,406	887,522
John Grill	29,254,090	-	3,170,132	32,424,222
Eric Gwee	-	968	-	968
William Hall	-	-	68,524	68,524
David Housego	300,000	-	66,667	366,667
John Schubert[2]	1,235,104	3,731	274,977	n/a
Sub total	32,190,827	25,053	3,993,313	34,695,381
SPECIFIED EXECUTIVES				
Peter Meurs	11,468,331	-	2,429,125	13,897,456
Jeffrey Osborne	-	-	16,951	16,951
Edward Pagano	-	-	3,741	3,741
Iain Ross	325,819	-	72,404	398,223
Andrew Wood	608,985	-	99,391	708,376
Sub total	12,403,135	-	2,621,612	15,024,747
SPECIFIED EXECUTIVES UP TO NOVEMBER 2004				
Graham Hill	10,000	-	12,196	22,196
David Mofflin	698,852	-	5,301	704,153
Mark Southey	13,000	-	32,430	45,430
David Steele	43,231	-	61,087	104,318
Sub total	765,083	-	111,014	876,097
Grand total	**45,359,045**	**25,053**	**6,725,939**	**50,596,225**

1 Shares granted as remuneration during the financial year.
2 Shares held as at date of retirement.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Auditor's Independence Declaration to the Directors of WorleyParsons Limited

In relation to our audit of the financial report of WorleyParsons Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Michael Elliott
Partner
24 August 2005

This report is made in accordance with a resolution of the directors.

Ron McNeilly
Chairman
Sydney, 24 August 2005

STATEMENTS OF FINANCIAL PERFORMANCE For the Financial Year Ended 30 June 2005

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
Revenue from ordinary activities	2	1,252,020	375,484	53,807	25,047
EXPENSES FROM ORDINARY ACTIVITIES					
Staff costs		(794,282)	(244,424)	-	-
Reimbursable costs		(198,511)	(41,192)	-	-
Depreciation and amortisation expense	3	(26,888)	(8,576)	-	-
Borrowing costs	3	(7,172)	(961)	-	-
Office and administration costs		(68,800)	(26,466)	(17)	(1)
Other expenses		(82,244)	(22,874)	-	(182)
Share of net profits of associates accounted for using the equity method	28	11,353	9,745	-	-
Profit from ordinary activities before income tax expense		85,476	40,736	53,790	24,864
Income tax (expense)/benefit relating to ordinary activities	4	(25,564)	(10,091)	750	919
Profit from ordinary activities after income tax expense		59,912	30,645	54,540	25,783
Net (gain)/loss attributable to outside equity interests		(2,253)	77	-	-
Net profit attributable to members of WorleyParsons Limited		57,659	30,722	54,540	25,783
Net exchange difference on translation of financial reports of foreign controlled entities and associates	23	(9,462)	(1,487)	-	-
Share issue costs	22	(9,270)	(25)	(9,270)	(25)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(18,732)	(1,512)	(9,270)	(25)
Total changes in equity other than those resulting from transactions with owners as owners		**38,927**	**29,210**	**45,270**	**25,758**
Basic earnings per share (cents per share)	25	31.2	20.6		
Diluted earnings per share (cents per share)	25	31.2	20.6		

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION As at 30 June 2005

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2005 $'000	2004 $'000	2005 $'000	2004 $'000
ASSETS					
Current assets					
Cash assets	5	66,527	24,139	962	686
Receivables	6	229,150	84,448	133,910	41,768
Inventories	7	98,062	17,876	-	-
Other financial assets	8	10,654	2,657	-	-
Total current assets		404,393	129,120	134,872	42,454
Non-current assets					
Investments in associates	9	41,883	27,791	-	-
Other financial assets	10	164	139	254,839	94,660
Property, plant and equipment	11	34,226	9,298	-	-
Intangible assets	12	329,519	61,065	-	-
Deferred tax assets	13	12,558	8,894	7,739	8,564
Other	14	5,259	2,451	-	-
Total non-current assets		423,609	109,638	262,578	103,224
TOTAL ASSETS		828,002	238,758	397,450	145,678
LIABILITIES					
Current liabilities					
Payables	15	218,962	44,234	-	6
Interest bearing liabilities	16	2,758	10,808	-	-
Tax liabilities	17	9,940	6,148	1,626	1,822
Provisions	18	110,996	24,196	-	-
Total current liabilities		342,656	85,386	1,626	1,828
Non-current liabilities					
Interest bearing liabilities	19	71,519	315	-	-
Deferred tax liabilities	20	13,571	9,881	13,175	9,326
Provisions	21	16,002	2,718	-	-
Total non-current liabilities		101,092	12,914	13,175	9,326
TOTAL LIABILITIES		443,748	98,300	14,801	11,154
NET ASSETS		**384,254**	**140,458**	**382,649**	**134,524**
EQUITY					
Contributed equity	22	327,523	108,858	327,523	108,858
Reserves	23	(15,540)	(6,078)	-	-
Retained profits	23	68,632	36,053	55,126	25,666
Equity attributable to members of WorleyParsons Limited		380,615	138,833	382,649	134,524
Outside equity interests	24	3,639	1,625	-	-
TOTAL EQUITY		**384,254**	**140,458**	**382,649**	**134,524**

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS For the Financial Year Ended 30 June 2005

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		1,224,701	373,213	-	-
Payments to suppliers and employees (inclusive of goods and services tax)		(1,105,611)	(359,801)	(23)	(37)
		119,090	13,412	(23)	(37)
Dividends received		6,455	1,808	51,068	25,014
Interest received		3,411	1,271	369	33
Borrowing costs paid		(7,139)	(922)	-	-
Income taxes paid		(30,691)	(7,344)	(10,253)	(2,547)
Net cash inflow from operating activities	32	91,126	13,225	41,161	22,463
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments		(9,853)	(10,697)	(160,179)	-
Payments for acquisition of controlled entities		(348,217)	-	-	-
Payments for incidental costs of acquisition		(5,314)	-	-	-
Payment of liabilities on acquisition		(34,861)	-	-	
Payments for property, plant and equipment		(17,609)	(3,377)	-	-
Proceeds from disposal of property, plant and equipment		1,381	130	-	-
Net cash outflow from investing activities		(414,473)	(13,944)	(160,179)	-
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		227,935	-	227,935	-
Payment of share issue costs		(9,270)	(25)	(9,270)	(25)
Repayment of bank loans		(136,485)	(9,418)	-	-
Proceeds from bank loans		201,582	12,000	-	-
Lease payments		(142)	(375)	-	-
Loans made to controlled entities		-	-	(381,335)	(7,237)
Loans from controlled entities		-	-	307,044	-
Loans made to related parties		(281)	(5,422)	-	-
Loans from related parties repaid		2,861	3,439	-	-
Dividends paid		(25,080)	(15,683)	(25,080)	(15,683)
Dividends paid to outside equity interests		(1,458)	(249)	-	-
Net cash inflow/(outflow) from financing activities		259,662	(15,733)	119,294	(22,945)
NET (DECREASE)/INCREASE IN CASH HELD		(63,685)	(16,452)	276	(482)
Cash at the beginning of the financial year		16,950	32,823	686	1,168
Cash balances in controlled entities acquired net of overdraft		102,830	622	-	-
Effects of exchange rate changes on cash		7,881	(43)	-	-
CASH AT THE END OF THE FINANCIAL YEAR	**5**	**63,976**	**16,950**	**962**	**686**

The above statements of cash flows should be read in conjunction with the accompanying notes.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the *Corporations Act 2001*.

The financial report has been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate assets and liabilities of all entities controlled by WorleyParsons Limited ("WorleyParsons", "parent entity" or "Company") as at 30 June 2005 and the results of all controlled entities for the financial year then ended. WorleyParsons Limited and its controlled entities together are referred to in this financial report as the "consolidated entity" or the "Group". The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(B) EMPLOYEE ENTITLEMENTS

Provision is made for employee entitlements accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee entitlement expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of entitlements are charged against profits on a net basis in their respective categories.

Equity-Based compensation scheme - performance rights

Performance rights ("rights") over the ordinary shares of WorleyParsons Limited are granted to executive directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board of Directors. The fair value of the rights are being amortised on a straight line basis over their three year vesting period. The fair value of the rights is the share price at grant date adjusted for the impact of performance hurdles and other vesting or exercise criteria attached to the right. For cash-settled rights, the fair value of the rights is recalculated at the end of each reporting period and amortised on a straight line basis over their three year vesting period.

(C) TAXES

(i) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax liability or the future income tax benefit accounts at rates which are expected to apply when those timing differences reverse.

(ii) Goods and services tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except:

(a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

(b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(D) FOREIGN CURRENCY TRANSLATION

(i) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(ii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

(iii) Translation of financial reports of self-sustaining overseas operations

All overseas operations are considered to be self-sustaining as each is financially and operationally independent, except as noted below at (iv). Assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at the average exchange rates for the financial year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(iv) Translation of financial reports of integrated overseas operations

Integrated overseas operations are consolidated using the temporal method of translation whereby non-monetary assets and liabilities and equity items, including revenue and expenses, are translated using historic rates of exchange, and monetary assets and liabilities are translated using rates of exchange current at the reporting date. Any resultant exchange differences are recorded as revenue or expense in the consolidation.

(E) ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by an internal valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired including any liability for restructuring costs exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statements of financial performance.

(F) REVENUE RECOGNITION

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

Incentive payments on contracts are recognised as part of total contract revenue when it is probable that specified performance standards are met or exceeded and the amount of the incentive payment can be reliably measured.

(ii) Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(iii) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(G) RECEIVABLES

All trade debtors are recognised at the original amounts less a provision for any uncollectible debts. The recoverable amount of trade debtors is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(H) INVENTORIES

(i) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(ii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(I) RECOVERABLE AMOUNT

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(J) DEPRECIATION OF PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from three to 10 years.

(K) LEASEHOLD IMPROVEMENTS

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(L) LEASES

(i) Finance leases

Where property, plant and equipment is acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(M) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity or an associate. Goodwill is amortised on a straight line basis over the period of the expected benefit, which has been assessed from the date of gaining control of the entities for substantially all of the goodwill. The period of expected benefit is 20 years for controlled entities and 10 years for associates.

(ii) Trade name

The WorleyParsons trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years.

(N) TRADE AND OTHER PAYABLES

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(O) INTEREST BEARING LIABILITIES

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(P) PROVISIONS

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(i) Dividends payable

Provision is made for the amount of any dividends declared, determined or publicly recommended by the directors at or before the end of the financial year but not distributed at balance date.

(ii) Insurance provision

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well as the levels of compensation awarded through the courts.

(iii) Warranties provision

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(Q) *JOINT VENTURES*

(i) *Joint venture operations*
The proportionate interests in the assets, liabilities and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures have been set out in note 29.

(ii) *Joint venture entities*
The interest in joint venture entities is carried at the lower of the equity accounted amount and the recoverable amount. The share of profits or losses of the entities is recognised in the statement of financial performance, and the share of movements in reserves are recognised in reserves in the statement of financial position.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture partnerships on consumption or sale.

(R) *REPAIRS AND MAINTENANCE*
Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(S) *BORROWING COSTS*
Borrowing costs are recognised as expenses in the period in which they are incurred, except when they are included in the costs of qualifying assets. Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- amortisation of discounts or premiums relating to borrowings; and
- finance lease charges.

(T) *CASH AND CASH EQUIVALENTS*
For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(U) *INVESTMENTS*
Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated statements of financial performance, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

All other non-current investments are carried at the lower of cost or recoverable amount.

(V) *CONTRIBUTED EQUITY*
Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transactions costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(W) *EARNINGS PER SHARE*

(i) *Basic earnings per share*
Earnings per share has been calculated in accordance with AASB 1027 "Earnings per Share". Basic earnings per share is determined by dividing the operating profit after income tax attributable to members of WorleyParsons Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) *Diluted earnings per share*
Diluted earnings per share is calculated as net profit attributable to members adjusted for:

(a) costs of servicing equity (other than dividends);

(b) the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

(c) other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(X) *RESTRUCTURING COSTS*
Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition of an entity, or part thereof, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

(Y) *DERIVATIVE FINANCIAL INSTRUMENTS*
The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of sale or purchase.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
2 REVENUE				
REVENUES FROM OPERATING ACTIVITIES				
Services	1,247,715	373,319	-	-
	1,247,715	373,319	-	-
REVENUES FROM OUTSIDE THE OPERATING ACTIVITIES				
Interest revenue	3,411	1,271	369	33
Dividends	-	-	51,068	25,014
Other	894	894	2,370	-
	4,305	2,165	53,807	25,047
Revenue from ordinary activities	1,252,020	375,484	53,807	25,047

3 EXPENSES AND LOSSES/(GAINS)

Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS 30 JUNE 2005 $'000	12 MONTHS 30 JUNE 2004 $'000
(A) NET GAINS					
Net gain on disposal of property, plant and equipment		-	(8)	-	-
Foreign exchange gain		(403)	(439)	(2,370)	-
		(403)	(447)	(2,370)	-
(B) NET EXPENSES AND LOSSES					
Depreciation of property, plant and equipment		7,849	4,082	-	-
Amortisation					
Leasehold improvements		3,237	576	-	-
Plant and equipment under finance lease		266	304	-	-
Goodwill		13,682	1,694	-	-
Trade name		1,750	1,750	-	-
Deferred expenditure		104	170	-	-
Total amortisation		19,039	4,494	-	-
Total depreciation and amortisation		26,888	8,576	-	-
Other charges against assets					
Bad and doubtful debts - trade debtors		4,473	1,407	-	-
Borrowing costs					
Interest and finance charges paid/payable		7,139	922	-	-
Finance charges on capitalised leases		33	39	-	-
Total borrowing costs		7,172	961	-	-
Other expenses and losses					
Operating lease rentals - minimum lease payments		24,065	8,259	-	-
Net loss on disposal of property, plant and equipment		101	-	-	-
Provisions					
Employee entitlements	35	2,338	2,137	-	-
Insurance	18	-	240	-	-
Support of associate	18	(3,373)	(187)	-	-
Deferred revenue	18	(2,905)	541	-	-
Future losses on contracts	18	(2,064)	-	-	-
Warranties	18	3,896	195	-	-

4 INCOME TAX

The income tax expense/(benefit) for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
Profit from ordinary activities before income tax expense		85,476	40,736	53,790	24,864
Income tax calculated at 30%		25,643	12,221	16,137	7,459
Tax effect of permanent differences					
Rebateable dividends		-	-	(15,320)	(7,504)
Share of associates' net profits		(3,406)	(2,924)	-	-
Amortisation of goodwill and trade name		1,506	1,033	-	-
Legal and professional expenses not deductible		246	65	-	-
Provision for support of related entity		-	(15)	-	-
Additional allowable tax depreciation		(1,350)	(1,300)	(1,567)	(396)
Restructuring costs relating to acquisitions		1,841	-	-	-
Other		1,602	(149)	-	-
Income tax adjusted for permanent differences		26,082	8,931	(750)	(441)
Research and development concession relating to prior years		(900)	(351)	-	-
Over/(under) provision in previous financial year		105	(294)	-	(478)
International tax rate differential*		277	1,805	-	-
Income tax expense/(benefit)		25,564	10,091	(750)	(919)
TAX ASSETS AND LIABILITIES					
Current income tax payable	17	9,940	6,148	1,626	1,822
Provision for deferred income tax - non-current	20	13,571	9,881	13,175	9,326
Future income tax benefit - non-current	13	12,558	8,894	7,739	8,564

* Represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity;

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

The Group qualifies for tax benefits in relation to research and development costs incurred. The tax benefit for the current financial year has been estimated at $1.3 million (2004: $1.0 million) with an uplift on the prior year estimate of $0.9 million.

TAX CONSOLIDATION

Effective 1 July 2003, for the purposes of income taxation, WorleyParsons Limited and its eligible 100% owned Australian resident subsidiaries formed a tax consolidated group. The head entity of the tax consolidated group is WorleyParsons Limited. As a result, WorleyParsons Limited recognises deferred tax balances and tax liabilities for all entities in the group in addition to its own. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the members on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

There has been no material impact to the Group on entering tax consolidation.

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2005 $'000	2004 $'000	2005 $'000	2004 $'000
5 CURRENT ASSETS - CASH ASSETS					
Cash at bank and on hand		66,527	24,139	962	686
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:					
Balances as above		66,527	24,139	962	686
Less: Bank overdraft	16	(2,551)	(7,189)	-	-
Balance per statement of cash flows		63,976	16,950	962	686
6 CURRENT ASSETS - RECEIVABLES					
Trade debtors		204,478	67,853	-	-
Less: Provision for doubtful debts		(12,155)	(2,603)	-	-
		192,323	65,250	-	-
Other receivables		11,731	4,710	229	210
Deferred foreign exchange gains	40	209	839	-	-
Amounts owing by related parties and associates	38	24,887	13,649	133,681	41,558
		229,150	84,448	133,910	41,768
7 CURRENT ASSETS - INVENTORIES					
Work in progress		98,062	17,876	-	-
8 CURRENT ASSETS - OTHER FINANCIAL ASSETS					
Prepayments		10,654	2,657	-	-
9 NON-CURRENT ASSETS - INVESTMENTS IN ASSOCIATES					
Shares in associates	28	41,883	27,791	-	-
10 NON-CURRENT ASSETS - OTHER FINANCIAL ASSETS					
Shares in controlled entities at cost	27	-	-	254,839	94,660
Other investments at cost		164	139	-	-
		164	139	254,839	94,660

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
11 PROPERTY, PLANT AND EQUIPMENT				
LAND AND BUILDINGS				
At cost	124	1,216	-	-
Less: Accumulated depreciation	(63)	(63)	-	-
	61	1,153	-	-
LEASEHOLD IMPROVEMENTS				
At cost	20,458	2,588	-	-
Less: Accumulated amortisation	(14,054)	(1,641)	-	-
	6,404	947	-	-
PLANT AND EQUIPMENT				
At cost	67,225	21,785	-	-
Less: Accumulated depreciation	(45,154)	(15,252)	-	-
	22,071	6,533	-	-
CAPITAL WORK IN PROGRESS				
At cost	5,443	-	-	-
Less: Accumulated depreciation	-	-	-	-
	5,443	-	-	-
PLANT AND EQUIPMENT UNDER FINANCE LEASE				
At cost	1,256	1,782	-	-
Less: Accumulated amortisation	(1,009)	(1,117)	-	-
	247	665	-	-
Total property, plant and equipment	34,226	9,298	-	-

RECONCILIATIONS

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

		CONSOLIDATED					
	NOTES	LAND AND BUILDINGS $'000	CAPITAL WORK IN PROGRESS $'000	PLANT AND EQUIPMENT $'000	LEASEHOLD IMPROVE-MENTS $'000	PLANT AND EQUIPMENT UNDER FINANCE LEASE $'000	TOTAL $'000
Balance at 1 July 2004		1,153	-	6,533	947	665	9,298
Additions through acquisition of entity	27	-	-	13,483	8,357	-	21,840
Additions		-	5,443	11,302	864	-	17,609
Disposals		(1,007)	-	(417)	(58)	(152)	(1,634)
Depreciation and amortisation expense		-	-	(7,849)	(3,237)	(266)	(11,352)
Net foreign currency exchange differences arising on translation of financial statements of self-sustaining foreign operations		(85)	-	(981)	(469)	-	(1,535)
Balance at 30 June 2005		61	5,443	22,071	6,404	247	34,226

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000

12 NON-CURRENT ASSETS - INTANGIBLES

	NOTES	2005	2004	2005	2004
Goodwill		319,833	35,051	-	-
Less: Accumulated amortisation		(18,897)	(4,319)	-	-
		300,936	30,732	-	-
Trade name		35,000	35,000	-	-
Less: Accumulated amortisation		(6,417)	(4,667)	-	-
		28,583	30,333	-	-
		329,519	61,065	-	-

13 NON-CURRENT ASSETS - DEFERRED TAX ASSETS

	NOTES	2005	2004	2005	2004
Future income tax benefit		12,558	8,894	7,739	8,564

14 NON-CURRENT ASSETS - OTHER

	NOTES	2005	2004	2005	2004
Borrowing costs		1,684	-	-	-
Other		3,575	2,451	-	-
		5,259	2,451	-	-

15 CURRENT LIABILITIES - PAYABLES

	NOTES	2005	2004	2005	2004
Trade creditors		121,910	12,930	-	-
Payables to related parties and associates	38	2,913	3,630	-	-
Billings in advance		41,198	-	-	-
Provision for deferred foreign exchange gains	40	209	839	-	-
Other creditors and accruals		52,732	26,835	-	6
		218,962	44,234	-	6

16 CURRENT LIABILITIES - INTEREST BEARING LIABILITIES

	NOTES	2005	2004	2005	2004
SECURED					
Bank overdraft		2,551	7,189	-	-
Bank loans		-	3,000	-	-
Lease liabilities	33	201	462	-	-
Hire purchase liabilities		6	157	-	-
		2,758	10,808	-	-

Details of the security relating to each of the secured liabilities are set out in note 30.

17 CURRENT LIABILITIES - TAX LIABILITIES

	NOTES	2005	2004	2005	2004
Income tax payable		9,940	6,148	1,626	1,822

18 CURRENT LIABILITIES - PROVISIONS

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Employee entitlements	35	47,526	11,794	-	-
Deferred revenue	18(a)	46,894	5,714	-	-
Insurance	18(b)	8,362	3,120	-	-
Support of associate	18(c)	-	3,373	-	-
Future losses on contracts	18(d)	1,309	-	-	-
Warranties		6,905	195	-	-
		110,996	24,196	-	-

(A) PROVISION FOR DEFERRED REVENUE

The Group at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy noted at 1(f).

(B) PROVISION FOR INSURANCE

Refer to note 1(p).

(C) PROVISION FOR SUPPORT OF ASSOCIATE

When associates entities require support from the parent entity due to losses incurred or support given for the associates' net liabilities, a provision is created to reflect the extent of support given.

(D) PROVISION FOR FUTURE LOSSES ON CONTRACTS

Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

MOVEMENTS IN PROVISIONS

CONSOLIDATED - 2005	DEFERRED REVENUE $'000	INSURANCE $'000	FUTURE LOSSES $'000	SUPPORT OF ASSOCIATE $'000	WARRANTIES $'000
Carrying amount at 1 July 2004	5,714	3,120	-	3,373	195
Additional provision	16,455	-	-	-	3,896
Provision acquired on acquisition	44,085	5,242	3,373	-	2,814
Amounts utilised during the financial year	(19,360)	-	(2,064)	(3,373)	-
Carrying amount at 30 June 2005	46,894	8,362	1,309	-	6,905

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000

19 NON-CURRENT LIABILITIES - INTEREST BEARING LIABILITIES

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
UNSECURED					
Lease liabilities	33	206	204	-	-
Bank loans		71,301	-	-	-
Hire purchase liabilities		12	111	-	-
		71,519	315	-	-

20 NON-CURRENT LIABILITIES - DEFERRED TAX LIABILITIES

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Deferred income tax		13,571	9,881	13,175	9,326

21 NON-CURRENT LIABILITIES - PROVISIONS

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Employee entitlements	35	2,869	2,718	-	-
Claims		13,133	-	-	-
		16,002	2,718	-	-

22 CONTRIBUTED EQUITY

(A) SHARE CAPITAL

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Ordinary shares fully paid	327,523	108,858	327,523	108,858

	2005 NUMBER OF SHARES	2005 $'000	2004 NUMBER OF SHARES	2004 $'000
(B) MOVEMENTS IN ORDINARY SHARES				
Balance at the beginning of the financial year	149,356,711	108,858	149,356,711	108,883
Issued during the financial year	55,593,887	227,935	-	-
Less: Transaction costs	-	(9,270)	-	(25)
Balance at the end of the financial year	204,950,598	327,523	149,356,711	108,858

(C) TERMS AND CONDITIONS OF CONTRIBUTED EQUITY

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(D) SHARE OPTIONS

Options over ordinary shares

There are no unissued ordinary shares of WorleyParsons Limited under option as at the date of this report (2004: nil). No options have been granted during or since the end of the financial year.

23 RESERVES AND RETAINED PROFITS

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Foreign currency translation reserve		(15,540)	(6,078)	-	-
Retained profits		68,632	36,053	55,126	25,666
		53,092	29,975	55,126	25,666

(A) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Balance at the beginning of the financial year		(6,078)	(4,591)	-	-
Loss on translation of foreign controlled entities and associates		(9,462)	(1,487)	-	-
Balance at the end of the financial year		(15,540)	(6,078)	-	-
(B) RETAINED PROFITS					
Balance at the beginning of the financial year		36,053	13,545	25,666	8,097
Net profit attributable to members of WorleyParsons Limited		57,659	30,722	54,540	25,783
Dividends provided for or paid	26	(25,080)	(8,214)	(25,080)	(8,214)
Balance at the end of the financial year		68,632	36,053	55,126	25,666

24 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES COMPRISE

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
Interest in:					
Contributed equity		943	910	-	-
Reserves		(164)	(250)	-	-
Retained profits		2,860	965	-	-
		3,639	1,625	-	-

25 EARNINGS PER SHARE

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004
Basic earnings per share (cents per share)	31.2	20.6
Net profit used as the numerator in calculating basic earnings per share ($'000)	57,659	30,722
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	184,884,058	149,356,711
Diluted earnings per share (cents per share)	31.2	20.6
Net profit used as the numerator in calculating diluted earnings per share ($'000)	57,659	30,722
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	184,884,058	149,356,711

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000

26 DIVIDENDS

(A) ORDINARY SHARES

Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	-	7,469	-	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	-	8,214	-	8,214
Final ordinary dividend for the financial year ended 30 June 2004 of 6.5 cents per ordinary share paid on 30 September 2004	9,708	-	9,708	-
Interim ordinary dividend for the financial year ended 30 June 2005 of 7.5 cents per ordinary share paid on 6 April 2005	15,372	-	15,372	-
Total dividends paid and declared for payment	25,080	15,683	25,080	15,683

Since the end of the financial year, the directors have declared a final dividend of 12.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. In accordance with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed final dividend of $25.6 million is not recognised as a liability as at 30 June 2005.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
(B) FRANKING CREDIT BALANCE				
Franking credits available for subsequent financial years based on a tax rate of 30%	8,292	12,619	14,644	12,619

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

27 INVESTMENTS IN CONTROLLED ENTITIES

(A) WORLEYPARSONS LIMITED ACCOUNTS INCLUDE A CONSOLIDATION OF THE FOLLOWING ENTITIES:

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2005 %	2004 %	2005 $'000	2004 $'000
Engineering Securities Pty Limited		Australia	100	100	94,660	94,660
ACN 009 009 643 Pty Limited	(j)	Australia	100	100	-	-
Australian Biodiesel Pty Limited	(j)	Australia	51	51	-	-
Apollo Corporation		USA	100	-	-	-
BRW Power Generation (Esperance) Pty Limited		Australia	75	75	-	-
Cadskills Pte Limited		Singapore	100	100	-	-
Clyde - WorleyParsons Pte Limited		Singapore	100	-	-	-
CTR Solutions Pty Limited	(j)	Australia	100	100	-	-
Damit WorleyParsons Engineering Sdn Bhd	(l)	Brunei	70	50	-	-
Development Resources Pte Limited		Singapore	100	-	-	-
EnergySkills Recruitment (Thailand) Limited	(p)	Thailand	100	100	-	-
Exmouth Power Station Pty Limited		Australia	100	50	-	-
Fraser Worley Pty Limited	(j)	Australia	100	100	-	-
Fraser Worley (M) Sdn Bhd		Malaysia	100	100	-	-
Gilbert/ Commonwealth, Inc		USA	100	-	-	-
Holbourn Pty Limited atf The WorleyParsons Limited Trust		Australia	100	100	-	-
Jones & Jones Engineering Design Pty Limited		Australia	51	51	-	-
Maison Parsons E&C (Beijing) Engineering & Technology Co Limited		People's Republic of China	75	-	-	-
Maxview Engineering Limited		Hong Kong	100	-	-	-
Pars Worley Qeshm Limited		Iran	60	60	-	-
Parsons Construction Services of Louisiana Inc		USA	100	-	-	-
Parsons E&C Australia Inc		USA	100	-	-	-
Parsons E&C Bulgaria Limited		Bulgaria	100	-	-	-

ENTITY	NOTES	COUNTRY OF INCORPORATION	BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY 2005 %	2004 %	COST OF PARENT ENTITY'S INVESTMENT 2005 $'000	2004 $'000
Parsons E&C Construction Services Inc		USA	100	-	-	-
Parsons E&C Constructors Inc		USA	100	-	-	-
Parsons E&C Corporation		USA	100	-	-	-
Parsons E&C de Mexico SA de CV		Mexico	100	-	-	-
Parsons E&C do Brasil Engenharia Ltda		Brazil	100	-	-	-
Parsons E&C Egypt Limited		Egypt	100	-	-	-
Parsons E&C Europe Limited		United Kingdom	100	-	-	-
Parsons E&C International, Inc		USA	100	-	-	-
Parsons E&C Kazakhstan LLP		Republic of Kazakhstan	100	-	-	-
Parsons E&C of Canada Limited		Canada	100	-	-	-
Parsons E&C of North Carolina Inc		USA	100	-	-	-
Parsons E&C of Virginia Inc		USA	100	-	-	-
Parsons E&C Services Inc		USA	100	-	-	-
Parsons E&C South Carolina Inc		USA	100	-	-	-
Parsons Energy & Chemicals West Inc		USA	100	-	-	-
Parsons Energy & Chemicals Group Inc		USA	100	-	-	-
Parsons Energy & Chemicals Group Limited		Cayman Islands	100	-	-	-
Parsons Energy Services Company		USA	100	-	-	-
Parsons Engineers Limited		Cayman Islands	100	-	-	-
Parsons Group International Zagreb		Croatia	100	-	-	-
Parsons Group Oman Engineering LLC		Oman	51	-	-	-
Parsons Gulf Coast Services Inc		USA	100	-	-	-
Parsons International		USA	100	-	-	-
Parsons Power Group Inc		USA	100	-	-	-
Parsons Proceso y Asociados SA		Columbia	100	-	-	-
Parsons Tecnica de Venezuela, CA		Venezuela	100	-	-	-
PT Ceria Worley		Indonesia	87.5	87.5	-	-
Sinn Phan Thavee Co Limited		Thailand	100	100	-	-
SIP Engineering Corporation		USA	100	-	-	-
Source Personnel Pty Limited		Australia	100	40	-	-
Worley & Partners Engineering Consultancy LLC		Oman	60	60	-	-
Worley Astron Pty Limited		Australia	100	60	-	-
Worley Infrastructure Pty Limited	(j)	Australia	100	100	-	-
Worley International Inc		USA	100	100	-	-
Worley No 2 Pty Limited	(1)	Australia	100	100	-	-
Worley SAFF Qeshm Limited		Iran	60	-	-	-
Worley SPV[1] Pty Limited		Australia	100	-	-	-
Worley SPV[2] Pty Limited		Australia	100	-	-	-
Worley UK Finance Pty Limited		Australia	100	-	-	-
Worley US Finance Pty Limited		Australia	100	-	-	-
WorleyParsons Developments Pty Limited	(b)	Australia	100	100	*	*
WorleyParsons EAMES Holdings Limited		United Kingdom	100	-	-	-
WorleyParsons Energy Services LLC	(q)	USA	100	50	-	-
WorleyParsons Engineering Pty Limited	(1), (a)	Australia	100	100	-	-
Worley Engineering (India) Pvt Limited		India	100	100	-	-
WorleyParsons Financial Services Pty Limited	(1), (c)	Australia	100	100	160,179	*
WorleyParsons GPX Pty Limited		Australia	50.1	-	-	-
WorleyParsons HK Limited		Hong Kong	100	100	-	-
WorleyParsons Holding Pty Limited		Australia	100	-	-	-
WorleyParsons International Infrastructure Pty Limited	(i)	Australia	100	100	-	-
WorleyParsons Momin Sdn Bhd		Brunei	80	-	-	-
WorleyParsons Pte Limited	(r)	Singapore	100	-	-	-
WorleyParsons Qatar WLL	(e)	Qatar	100	100	-	-
WorleyParsons Sdn Bhd	(d)	Malaysia	100	100	-	-
WorleyParsons SEA Pty Limited	(m)	Australia	100	-	-	-

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2005 %	2004 %	2005 $'000	2004 $'000
WorleyParsons Services Pty Limited	(1), (n)	Australia	100	100	-	-
WorleyParsons Singapore Holding Pte Limited		Singapore	100	-	-	-
WorleyParsons SRM Sdn Bhd	(k)	Malaysia	100	100	-	-
WorleyParsons Technologies Pty Limited	(f)	Australia	100	100	-	-
WorleyParsons (Thailand) Limited	(s)	Thailand	100	100	-	-
WorleyParsons Trinidad Limited	(t)	Trinidad	100	100	-	-
WP Infrastructure Developments Pty Limited	(g)	Australia	100	100	-	-
WP Management Pty Limited	(h)	Australia	100	100	-	-
WPES International LLC		USA	100	50	-	-
WPES Tecnica de Venezuela CA		Venezuela	100	-	-	-
					254,839	94,660

* Investment less than $500.
(a) Previously named Worley Engineering Pty Limited.
(b) Previously named Worley Developments Pty Limited.
(c) Previously named Worley Financial Services Pty Limited.
(d) Previously named Worley Sdn Bhd.
(e) Previously named Worley Qatar W.L.L.
(f) Previously named Worley Technologies Pty Limited.
(g) Previously named Worley Waste Management Pty Limited.
(h) Previously named Coffs Harbour Resource Recovery Pty Limited.
(i) Previously named Worley International Infrastructure Pty Limited.
(j) Dormant company.
(k) Previously named Worley Select Sdn Bhd.
(l) Previously named Damit Worley Engineering Sdn Bhd.
(m) Previously named Worley GPX Pty Limited.
(n) Previously named Worley Pty Limited.
(o) Previously named Worley Chemicals & Minerals Pty Limited.
(p) Previously named EnergySkills (Thailand) Limited.
(q) Balance date is 31 December.
(r) Previously named Worley Pte Limited.
(s) Previously named Worley International Limited.
(t) Previously named Worley Trinidad Limited.
(1) Entities subject to Class Order relief.

Pursuant to Class Order 98/1418, relief has been granted to WorleyParsons Services Pty Limited, Worley No. 2 Pty Limited, WorleyParsons Engineering Pty Limited and WorleyParsons Financial Services Pty Limited from the *Corporations Act 2001* requirements for preparation, audit and lodgement of their financial reports. As a condition of the Class Order, WorleyParsons Limited together with the parties noted entered into a Deed of Cross Guarantee on 26 May 2003. The effect of the deed is that WorleyParsons Limited has guaranteed to pay any deficiency in the event of winding up of the abovementioned controlled entities. The controlled entities have also given a similar guarantee in the event that WorleyParsons Limited is wound up. The consolidated statement of financial performance and statement of financial position of the entities which are parties to the Deed of Cross Guarantee and the Worley Limited Trust ("Closed Group") are as follows:

	CLOSED GROUP	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
(A) CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
Profit from ordinary activities before income tax expense	43,914	28,414
Income tax expense relating to ordinary activities	(8,710)	(6,574)
Profit from ordinary activities after income tax	35,204	21,840
Net profit attributable to outside equity interest	-	-
Net profit attributable to members of WorleyParsons Limited	35,204	21,840
Retained profits at 1 July 2004	18,950	5,324
Dividends provided for or paid	(25,080)	(8,214)
Retained profits at 30 June 2005	29,074	18,950
(B) CONSOLIDATED STATEMENT OF FINANCIAL POSITION		
ASSETS		
Current assets		
Cash assets	27,693	8,812
Receivables	135,592	79,822
Inventories	16,329	10,233
Other financial assets	1,258	1,023
Total current assets	180,872	99,890
Non-current assets		
Other financial assets	196,244	28,887
Property, plant and equipment	4,171	5,152
Intangible assets	48,021	50,961
Deferred tax assets	6,537	8,740
Other	11,789	2,448
Total non-current assets	266,762	96,188
TOTAL ASSETS	447,634	196,078
LIABILITIES		
Current liabilities		
Payables	56,388	25,113
Interest bearing liabilities	103	3,463
Tax liabilities	1,161	5,836
Provisions	18,329	21,950
Total current liabilities	75,981	56,362
Non-current liabilities		
Interest bearing liabilities	130	204
Deferred tax liabilities	9,792	9,325
Provisions	2,765	2,379
Total non-current liabilities	12,687	11,908
TOTAL LIABILITIES	88,668	68,270
NET ASSETS	**358,966**	**127,808**
EQUITY		
Contributed equity	327,523	108,858
Reserves	2,369	-
Retained profits	29,074	18,950
Equity attributable to members of WorleyParsons Limited	358,966	127,808
TOTAL EQUITY	**358,966**	**127,808**

(C) ACQUISITION OF CONTROLLED ENTITIES

On 7 October 2004, Apollo Corporation, a wholly owned subsidiary of WorleyParsons Limited, agreed to acquire 100% interest in Parsons E&C Corporation ("PEC"), a global engineering design and project services company for a cash consideration of US$245 million. Effective control was deemed on this date and the acquisition was finalised on 12 November 2004.

Effective 1 March 2005, WorleyParsons Singapore Holding Pte Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired a 100% interest in Development Resources Pte Limited ("DRPL") for a cash consideration of $6.8 million Singapore dollars (A$5.3 million). DRPL provides a range of multi-disciplinary services to clients in the Singapore and regional power and utilities industries.

The fair value of the identifiable net assets acquired is as follows:

	DRPL ACQUISITION $'000	PEC ACQUISITION $'000
ASSETS		
Cash assets	6,328	95,701
Receivables	1,400	131,098
Inventories	-	52,441
Other financial assets	727	7,596
Investments accounted for using the equity method	-	2,546
Property, plant and equipment	42	18,608
Deferred tax assets	-	3,409
Total assets	8,497	311,399
LIABILITIES		
Payables	6,674	114,548
Tax liabilities	253	12,209
Provisions	465	131,102
Total liabilities	7,392	257,859
Net assets	1,105	53,540
Less:		
Outside equity interests	-	(941)
Acquisition costs	-	(5,314)
Goodwill arising on acquisition	4,225	290,673
Cash consideration paid	5,330	337,958
Net cash effect:		
Cash consideration paid	5,330	337,958
Cash included in net assets acquired	(6,328)	(95,701)
	(998)	242,257

During the year, WorleyParsons increased its ownership in Damit WorleyParsons Engineering Sdn Bhd from 50% to 70% and in Worley Astron Pty Limited from 60% to 100%. WorleyParsons purchased the remaining 60% interest in Source Personnel Pty Limited and acquired a 50.1% interest in WorleyParsons GPX Pty Limited.

28 INVESTMENTS IN ASSOCIATES

(A) ACQUISITION OF ASSOCIATES

Effective 1 July 2004, WorleyParsons Engineering Pty Limited acquired a 50% interest in the Maison Worley Chemical Engineering Technology Co Limited of China. The Company provides a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest resulting in goodwill on acquisition of $4.6 million.

(B) DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:

		OWNERSHIP INTEREST CONSOLIDATED		CARRYING VALUE CONSOLIDATED	
ENTITY	PRINCIPAL ACTIVITY	2005 %	2004 %	2005 $'000	2004 $'000
Burns & Roe Worley Pty Limited	Power and Water	50	50	4,562	3,956
Damit WorleyParsons Engineering Sdn Bhd*[c]	Hydrocarbons	-	50	-	1,093
DeltaAfrik Engineering Limited	Hydrocarbons	49	-	-	-
Esperance Power Station Pty Limited	Power	43.75	31.25	4,067	2,611
Esperance Pipeline Company Pty Limited	Power	43.75	31.25	5,085	2,053
GCR Limited	Power	49	-	-	-
I&E Systems Pty Limited	Technology	50	50	625	982
Inepar LLC	Dormant	50	-	-	-
John Thompson Engineering Pty Limited	Power	50	50	-	-
KDPC Limited	Hydrocarbons	50	-	-	-
Maison Worley Chemical Engineering Technology Co Limited[2]	Hydrocarbons	50	-	5,160	-
MEG Plus Limited	Hydrocarbons	50	50	-	-
NWKC LLC	Hydrocarbons	50	-	574	-
Parsons E&C Kuwait WLL	Hydrocarbons	49	-	37	-
Parsons E&C United Limited	Hydrocarbons	50	-	1,016	-
Petrocon Arabia Co Limited[2]	Hydrocarbons	50	50	5,164	5,581
Perunding Ranhill Worley Sdn Bhd	Hydrocarbons	50	50	766	822
PFD International LLC	Hydrocarbons	50	-	1,696	-
PFD (UK) Limited	Hydrocarbons	50	-	-	-
Protek Engineers Sdn Bhd	Hydrocarbons	49	49	254	228
Ranhill Worley Engineering Sdn Bhd	Hydrocarbons	40	40	81	113
Ranhill WorleyParsons Sdn Bhd[a]	Hydrocarbons	49	49	4,008	3,170
Transfield Worley Limited[3]	Hydrocarbons	50	50	3,387	2,148
Worley ABB Procurement Pty Limited	Procurement	50	50	-	-
Worley Arabia Co Limited[2]	Hydrocarbons	50	50	693	72
Worley Maunsell Pty Limited	Hydrocarbons	50	50	-	-
WorleyParsons Energy Services LLC[c][2]	Hydrocarbons	-	50	-	1,222
WorleyParsons MEG Limited[b][1]	Hydrocarbons	50	50	4,708	3,740
				41,883	27,791

1 Balance date is 31 July.
2 Balance date is 31 December.
3 Balance date is 31 March.
(a) Previously Ranhill Worley Sdn Bhd.
(b) Previously MEG Worley Limited.
(c) Acquired control during the financial year.

(C) CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES

	CONSOLIDATED	
	2005 $'000	2004 $'000
Carrying amount at the beginning of the financial year	27,791	11,713
Addition of new investments	12,836	7,925
Change in accounting from associates to controlled entities	(2,545)	-
	38,082	19,638
Share of net profits attributable to associates	11,353	9,745
Less dividends received from associates	(6,455)	(1,809)
Movement in foreign currency translation reserve of associates	(1,097)	217
Carrying amount at the end of the financial year	41,883	27,791
(D) NET PROFITS ATTRIBUTABLE TO ASSOCIATES		
Operating profits before income tax expense	15,489	11,569
Income tax expense	(3,226)	(1,428)
Operating profits after income tax expense	12,263	10,141
Amortisation of goodwill	(910)	(396)
Net profits attributable to associates	11,353	9,745
(E) RESERVES ATTRIBUTABLE TO ASSOCIATES		
(I) FOREIGN CURRENCY TRANSLATION RESERVE		
Balance at the beginning of the financial year	(1,203)	(1,420)
Effect of (decrease)/increase in foreign currency translation reserve during the financial year	(1,097)	217
Balance at the end of the financial year	(2,300)	(1,203)
(II) RETAINED PROFITS		
Balance at the beginning of the financial year	11,201	3,265
Net profits attributable to associates	11,353	9,745
Dividends received from associates	(6,455)	(1,809)
Balance at the end of the financial year	16,099	11,201
(F) SHARE OF ASSOCIATES' CONTINGENT LIABILITIES		
Performance related guarantees issued	7,633	4,394
(G) SHARE OF ASSOCIATES' EXPENDITURE COMMITMENTS		
Operating lease commitments	7,396	2,559
Finance lease commitments	9,107	6,404
Capital expenditure commitments	87	185
Other commitments*	7,512	5,282
	24,102	14,430

* Relates to expenditure commitments for the Esperance Energy Project.

(H) SUMMARY OF THE FINANCIAL POSITION OF ASSOCIATES

The consolidated entity's share of aggregate assets and liabilities of associates is:

Current assets	74,845	49,560
Non-current assets	41,592	32,116
Current liabilities	(55,119)	(32,260)
Non-current liabilities	(26,612)	(24,160)
Net assets	34,706	25,256
Unamortised goodwill at the end of the financial year	7,177	2,535
Carrying amount at the end of the financial year	41,883	27,791

29 INTERESTS IN JOINT VENTURES

Controlled entities have entered into the following joint ventures:

		OWNERSHIP INTEREST CONSOLIDATED	
JOINT VENTURE ENTITY	PRINCIPAL ACTIVITY	2005 %	2004 %
APE Joint Venture[2]	Hydrocarbons	50	50
EOS Joint Venture	Hydrocarbons	50	-
Foster Wheeler WorleyParsons Joint Venture (Phase V LNG)	Hydrocarbons	25	-
G*UB*MK Constructors Joint Venture	Power	34	-
MG Joint Venture	Hydrocarbons	50	50
Parsons Iraq Joint Venture	Hydrocarbons	85	37.5
TIGA Joint Venture[2]	Hydrocarbons	45	45
Transfield Worley Joint Venture	Hydrocarbons	50	50
Transfield Worley TRAGS	Hydrocarbons	27.5	-
Worley ABB Joint Venture[1]	Hydrocarbons	50	50
Worley Dome Joint Venture	Hydrocarbons	51	-
Worley Mamic Joint Venture[2]	Minerals & Metals	50	50
Worley Maunsell Joint Venture	Minerals & Metals	50	50
VRJ WorleyParsons Joint Venture[2]	Hydrocarbons	50	50

1 Balance date is 31 December.
2 Closed.

The consolidated entity's interests in the assets employed in the joint ventures are included in the consolidated statement of financial position under the following classifications:

	CONSOLIDATED	
	2005 $'000	2004 $'000
ASSETS		
Current assets		
Cash assets	8,903	10,457
Receivables	34,601	11,406
Inventories	26,480	10,644
Other financial assets	275	24
Total current assets	70,259	32,531
Non-current assets		
Plant and equipment	136	633
Other	83	173
Total non-current assets	219	806
TOTAL ASSETS	70,478	33,337
LIABILITIES		
Current liabilities		
Payables	40,393	18,102
Provisions	2,676	7,528
Total current liabilities	43,069	25,630
Non-current liabilities		
Other	452	739
Total non-current liabilities	452	739
TOTAL LIABILITIES	43,521	26,369
NET ASSETS	**26,957**	**6,968**

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000

30 FINANCING ARRANGEMENTS

The consolidated entity had unrestricted access at balance date to the following lines of credit:

	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
SECURED FACILITIES				
Total facilities available				
Loan facilities	28,079	27,000	-	27,000
Overdraft facilities	1,248	6,378	-	5,000
Bank guarantees and letters of credit	-	29,000	-	29,000
	29,327	62,378	-	61,000
Facilities utilised at balance date				
Loan facilities	5,443	3,000	-	-
Overdraft facilities	333	419	-	-
Bank guarantees and letters of credit	-	18,050	-	18,050
	5,776	21,469	-	18,050
Facilities not utilised at balance date				
Loan facilities	22,636	24,000	-	27,000
Overdraft facilities	915	5,959	-	5,000
Bank guarantees and letters of credit	-	10,950	-	10,950
	23,551	40,909	-	42,950
UNSECURED FACILITIES				
Total facilities available				
Loan facilities	204,171	-	204,171	-
Overdraft facilities	9,742	5,029	5,500	-
Bank guarantees and letters of credit	135,830	4,512	131,548	-
	349,743	9,541	341,219	-
Facilities utilised at balance date				
Loan facilities	65,857	-	-	
Overdraft facilities	1,744	2,783	-	-
Bank guarantees and letters of credit	76,563	4,198	-	-
	144,164	6,981	-	-
Facilities not utilised at balance date				
Loan facilities	138,314	-	204,171	
Overdraft facilities	7,998	2,246	5,500	-
Bank guarantees and letters of credit	59,267	314	131,548	-
	205,579	2,560	341,219	-

SECURED FACILITIES

Financing facilities of WorleyParsons are now largely unsecured as all fixed and floating charges were released during the financial year. The remaining material secured loan facility relates to the Exmouth Power Project which is secured by fixed and floating charges over the assets of the Exmouth Power Station Pty Limited, a subsidiary of WorleyParsons.

In the previous financial year, the secured bank loan, overdraft, bank guarantees and line of credit facilities of the consolidated entity and parent entity were secured by fixed and floating charges over the assets of the controlled entities WorleyParsons Limited, WorleyParsons Services Pty Limited, WorleyParsons No. 2 Pty Limited, WorleyParsons Engineering Pty Limited, WorleyParsons Engineering Securities Pty Limited and WorleyParsons Financial Services Pty Limited.

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2005 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2004 $'000

31 NON-CASH FINANCING ACTIVITIES

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2005 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2004 $'000
Acquisition of plant and equipment by means of finance leases	-	83	-	-

32 NOTES TO THE STATEMENTS OF CASH FLOWS

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2005 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2004 $'000
Reconciliation of operating profit after income tax to net cash inflow from operating activities:				
Net profit after income tax expense	59,912	30,645	54,540	25,783
NON-CASH ITEMS				
Depreciation of non-current assets	7,849	4,658	-	-
Amortisation of non-current assets	19,039	3,917	-	-
Dividends received from associates	6,455	1,808	-	-
Share of associates' net profits	(11,353)	(9,745)	-	-
Net loss/(gain) on disposal of property, plant and equipment	101	(8)	-	-
Net gain on foreign exchange	-	-	(2,370)	-
Finance charges on capitalised leases	33	38	-	-
Cash flow adjusted for non-cash items	82,036	31,313	52,170	25,783
CHANGES IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS OF PURCHASE OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR				
Increase in receivables	(30,741)	(10,384)	(17,851)	(5,328)
Increase in inventories	(9,578)	(7,042)	-	-
Increase in prepayments	(3,741)	(1,357)	-	-
Increase in other assets	(2,544)	(2,408)	-	-
(Increase)/decrease in future income tax benefit	(172)	(510)	825	(8,564)
Increase/(decrease) in payables	33,326	(116)	(6)	(570)
(Decrease)/increase in provision for income tax	(8,644)	1,228	(196)	1,816
Increase in other provisions	27,091	2,110	-	-
Increase in provision for deferred tax	3,690	2,029	3,849	9,326
Exchange rate movement on opening balances	403	(1,638)	2,370	-
Net cash inflow from operating activities	91,126	13,225	41,161	22,463

33 COMMITMENTS FOR EXPENDITURE

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2005 $'000	2004 $'000	2005 $'000	2004 $'000
(A) OPERATING LEASES					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		38,678	8,036	-	-
Later than one year and not later than five years		86,309	5,718	-	-
Later than five years		21,755	83	-	-
Commitments not recognised in the financial statements		146,742	13,837	-	-
(B) FINANCE LEASES					
Commitments in relation to finance leases are payable as follows:					
Within one year		213	478	-	-
Later than one year and not later than five years		218	224	-	-
Minimum lease payments		431	702	-	-
Less:					
Future finance charges		(24)	(36)	-	-
Total lease liabilities		407	666	-	-
Representing lease liabilities:					
Current	16	201	462	-	-
Non-current	19	206	204	-	-
Total lease liabilities		407	666	-	-
(C) CAPITAL EXPENDITURE COMMITMENTS					
Estimated capital expenditure contracted for at reporting date but not provided for payable as follows:					
Within one year		18,065	-	-	-
Later than one year and not later than five years		161	-	-	-
		18,226	-	-	-

34 CONTINGENT LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
GUARANTEES				
The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations.				
These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.				
Bank guarantees outstanding at balance date in respect of financing facilities	5,349	2,466	-	-
Bank guarantees outstanding at balance date in respect of contractual performance	71,214	19,782	-	-
	76,563	22,248	-	-

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

ASBESTOS

Certain members of Parsons E&C Group and other subsidiaries of Parsons Corporation, have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos.

Based on its due diligence investigations during the acquisition of Parsons E&C Corporation from Parsons Corporation, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C Corporation, WorleyParsons is not aware of any circumstance that is likely to lead to a material residual contingent exposure for WorleyParsons in respect of asbestos liabilities.

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

EMPLOYEE ENTITLEMENTS

	NOTES	CONSOLIDATED 2005 $'000	CONSOLIDATED 2004 $'000	PARENT ENTITY 2005 $'000	PARENT ENTITY 2004 $'000
The aggregate employee entitlements liability including on-costs is comprised of:					
Provisions (current)	18	47,526	11,794	-	-
Provisions (non-current)	21	2,869	2,718	-	-
		50,395	14,512	-	-

EMPLOYEE NUMBERS

	NOTES	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT ENTITY 2005	PARENT ENTITY 2004
Number of employees as at 30 June		7,400	2,280	-	-

SUPERANNUATION COMMITMENTS

The consolidated entity does not operate a superannuation fund. The consolidated entity contributes to various superannuation funds at the statutory superannuation guarantee rate.

EXECUTIVE PERFORMANCE RIGHTS

On 29 September 2004, a total of 1,195,381 performance rights with a fair value of $3.0 million were issued to employees of the consolidated entity with annual vesting periods over three years. On 20 December 2004, a total of 100,893 performance rights with a fair value of $0.4 million were issued to employees of the consolidated entity with annual vesting periods over three years.

In line with the vesting periods, the fair value of the performance rights at inception are being amortised over three years on a straight line basis. The fair value of the rights issued has been determined using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right. No performance rights were eligible for exercise during the financial year ended 30 June 2005 or the financial year ended 30 June 2004.

36 DIRECTOR AND EXECUTIVE DISCLOSURES

(A) DIRECTORS

The names of persons who were directors of WorleyParsons Limited at any time during the financial year were as follows:

Ron McNeilly

Grahame Campbell

Erich Fraunschiel

John Green

Eric Gwee

John Grill

William Hall

David Housego

John Schubert.

The Company has applied the exemption under Corporations Amendments Regulation 2005 which exempts listed companies from providing remuneration disclosures in relation to specified directors and specified executives in their annual financial reports by Australian Accounting Standard AASB 1046 "Director and Executive Disclosures by Disclosing Entities". These remuneration disclosures are provided in the Remuneration Report section of the Directors' Report designated as audited.

Particulars of the holdings of specified directors' and specified executives' in the WorleyParsons Performance Rights Plan are as follows:

(B) EQUITY COMPENSATION PROGRAM

	BALANCE AT 1 JULY 2004	GRANTED AS REMUNERATION	BALANCE AT 30 JUNE 2005	VESTED AT 30 JUNE 2005 TOTAL	VESTED AT 30 JUNE 2005 NOT EXERCISABLE	VESTED AT 30 JUNE 2005 EXERCISABLE
SPECIFIED DIRECTORS						
John Grill	179,460	163,551	343,011	97,601	97,601	-
David Housego	74,323	70,093	144,416	39,613	39,613	-
Sub total	253,783	233,644	487,427	137,214	137,214	-
SPECIFIED EXECUTIVES						
David Baughen	-	19,118	19,118	-	-	-
Peter Meurs	70,294	70,093	140,387	38,270	38,270	-
Iain Ross	68,554	70,093	138,647	35,374	35,374	-
Andrew Wood	69,862	70,093	139,955	36,246	36,246	-
Sub total	208,710	229,397	438,107	109,890	109,890	-
SPECIFIED EXECUTIVES UP TO NOVEMBER 2004						
Graham Hill	58,093	54,517	112,610	31,250	31,250	-
David Mofflin	56,392	54,517	110,909	30,143	30,143	-
Mark Southey	58,093	54,517	112,610	31,250	31,250	-
David Steele	-	15,576	15,576	-	-	-
Chris Sutherland	32,052	46,729	78,781	10,684	10,684	-
Sub total	204,630	225,856	430,486	103,327	103,327	-
Grand total	**667,123**	**688,897**	**1,356,020**	**350,431**	**350,431**	-

(C) PARTICULARS OF INTERESTS IN SHARES

Particulars of directors' and specified executives' beneficial interests in shares of WorleyParsons Limited as at the date of this report are as follows:

NUMBER OF SHARES HELD IN WORLEYPARSONS LIMITED	BALANCE AT 1 JULY 2004	GRANTED AS REMUNERATION[1]	NET CHANGE OTHER	BALANCE AT 30 JUNE 2005
DIRECTORS				
Ron McNeilly	281,676	5,103	62,942	349,721
Grahame Campbell	366,711	3,349	81,747	451,807
Erich Fraunschiel	34,170	3,862	107,918	145,950
John Green	719,076	8,040	160,406	887,522
John Grill	29,254,090	-	3,170,132	32,424,222
Eric Gwee	-	968	-	968
William Hall	-	-	68,524	68,524
David Housego	300,000	-	66,667	366,667
John Schubert[2]	1,235,104	3,731	274,977	n/a
Sub total	32,190,827	25,053	3,993,313	34,695,381
SPECIFIED EXECUTIVES				
Peter Meurs	11,468,331	-	2,429,125	13,897,456
Jeffrey Osborne	-	-	16,951	16,951
Edward Pagano	-	-	3,741	3,741
Iain Ross	325,819	-	72,404	398,223
Andrew Wood	608,985	-	99,391	708,376
Sub total	12,403,135	-	2,621,612	15,024,747

36 DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(C) PARTICULARS OF INTERESTS IN SHARES (continued)

	NUMBER OF SHARES HELD IN WORLEYPARSONS LIMITED			
	BALANCE AT 1 JULY 2004	GRANTED AS REMUNERATION[1]	NET CHANGE OTHER	BALANCE AT 30 JUNE 2005
SPECIFIED EXECUTIVES UP TO NOVEMBER 2004				
Graham Hill	10,000	-	12,196	22,196
David Mofflin	698,852	-	5,301	704,153
Mark Southey	13,000	-	32,430	45,430
David Steele	43,231	-	61,087	104,318
Sub total	765,083	-	111,014	876,097
Grand total	45,359,045	25,053	6,725,939	50,596,225

1 Shares granted as remuneration during the financial year.

2 Shares held as at date of resignation from the Board.

37 REMUNERATION OF AUDITORS

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2005 $	12 MONTHS TO 30 JUNE 2004 $	12 MONTHS TO 30 JUNE 2005 $	12 MONTHS TO 30 JUNE 2004 $
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	1,237,617	409,990	-	-
Other auditors of controlled entities	8,134	12,321	-	-
	1,245,751	422,311	-	-
Amounts received for other services:				
Services provided in relation to the acquisition of Parsons E&C Corporation	1,540,310	-	-	-
Other assurance related services	295,814	113,003	-	-
	1,836,124	113,003	-	-
	3,081,875	535,314	-	-

38 RELATED PARTIES

(A) DIRECTORS

The names of persons who were directors of WorleyParsons Limited at any time during the financial year were as follows:

Ron McNeilly

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

Eric Gwee

William Hall

David Housego

John Schubert.

(B) WHOLLY OWNED GROUP TRANSACTIONS

The wholly owned group consists of WorleyParsons Limited and its wholly owned entities listed at note 27.

Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly owned group:

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
Dividend revenue	-	-	51,068	25,014

(C) OTHER RELATED PARTIES

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with each class of other related parties:				
Dividend revenue				
Associates and related parties	6,455	1,808	-	-
Controlled entities	-	-	51,068	25,014
Other revenue				
Associates and related parties	800	404	-	-
Aggregate amounts brought to account in relation to other transactions with each class of other related parties:				
Loans advanced to				
Controlled entities	-	-	381,335	7,237
Associates and related parties	281	5,422	-	-
Loan repayments from				
Controlled entities	-	-	307,044	-
Associates and related parties	2,861	3,439	-	-

	CONSOLIDATED		PARENT ENTITY	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:				
Current receivables				
Controlled entities	-	-	133,681	41,558
Associates and related parties	24,887	13,649	-	-
Current payables				
Associates and related parties	2,913	3,630	-	-

Related entities provide specific advisory services to controlled entities in the normal course of business. These transactions are made on normal terms and conditions and at market rates.

(D) CONTROLLING ENTITIES

WorleyParsons Limited is the ultimate Australian parent company.

39 SEGMENT INFORMATION

The Group operates in four primary business segments: Hydrocarbons, Power, Minerals & Metals and Infrastructure. The Hydrocarbons segment incorporates the Oil and Gas, and Refining, Petrochemicals and Chemicals business units.

12 MONTHS TO 30 JUNE 2005	HYDROCARBONS $'000	MINERALS & METALS $'000	INFRASTRUCTURE $'000	POWER $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
PRIMARY REPORTING - BUSINESS SEGMENTS							
Sales to external customers	779,518	159,819	54,541	139,998	-	-	1,133,876
Procurement revenue	62,417	-	-	51,422	-	-	113,839
Inter-segment sales	-	-	4,644	-	-	(4,644)	-
Total sales revenue	841,935	159,819	59,185	191,420	-	(4,644)	1,247,715
Share of net profit of associates	10,753	-	-	600	-	-	11,353
Other revenue	-	-	-	-	4,305	-	4,305
Total segment revenue	852,688	159,819	59,185	192,020	4,305	(4,644)	1,263,373
Add: Share of associates' revenue	675,662	-	-	32,433	-	-	708,095
Less: Procurement revenue - controlled entities	(62,417)	-	-	(51,422)	-	-	(113,839)
Less: Procurement revenue - associates	(466,745)	-	-	-	-	-	(466,745)
Less: Share of associates' net profits	(10,753)	-	-	(600)	-	-	(11,353)
Aggregated revenue	988,435	159,819	59,185	172,431	4,305	(4,644)	1,379,531
Segment result	102,802	23,961	7,135	26,923	-	-	160,821
Amortisation expense							(15,432)
Unallocated corporate expenses							(59,913)
Profit from ordinary activities before income tax expense							85,476
Income tax expense							(25,564)
Profit from ordinary activities after income tax expense							59,912
Segment assets	284,630	39,949	15,570	76,179	-	-	416,328
Goodwill and trade name							329,519
Unallocated corporate assets							82,155
Consolidated total assets							828,002
Segment liabilities	233,351	44,295	15,117	53,054	-	-	345,817
Unallocated corporate liabilities							97,931
Consolidated total liabilities							443,748
Investments in associates included in segment assets	28,169	-	-	13,714	-	-	41,883
Acquisition of property, plant and equipment, intangible and other non-current assets	14,236	971	543	13,832	-	-	29,582
Depreciation and amortisation expense	8,253	1,185	597	1,317	-	-	11,352
Unallocated depreciation and amortisation expense							15,536
Total depreciation and amortisation expense							26,888
Non-cash expenses other than depreciation and amortisation	134	-	-	-	-	-	134

39 SEGMENT INFORMATION (continued)

12 MONTHS TO 30 JUNE 2004	HYDROCARBONS $'000	MINERALS & METALS $'000	INFRASTRUCTURE $'000	POWER $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
PRIMARY REPORTING - BUSINESS SEGMENTS							
Sales to external customers	243,242	94,793	33,707	1,577	-	-	373,319
Inter-segment sales	927	571	4,145	-	-	(5,643)	-
Total sales revenue	244,169	95,364	37,852	1,577	-	(5,643)	373,319
Share of net profits of associates	7,223	-	-	2,522	-	-	9,745
Other revenue	-	-	-	-	2,165	-	2,165
Total segment revenue	251,392	95,364	37,852	4,099	2,165	(5,643)	385,229
Add: Share of associates' revenue	125,683	-	-	26,565	-	-	152,248
Less: Procurement revenue	(12,930)	-	-	-	-	-	(12,930)
Less: Share of associates' net profits	(7,223)	-	-	(2,522)	-	-	(9,745)
Aggregated revenue	356,922	95,364	37,852	28,142	2,165	(5,643)	514,802
Segment result	36,044	14,949	2,445	3,082	-	-	56,520
Amortisation expense							(3,423)
Unallocated corporate expenses							(12,361)
Profit from ordinary activities before income tax expense							40,736
Income tax expense							(10,091)
Profit from ordinary activities after income tax expense							30,645
Segment assets	96,565	27,943	9,616	8,620	-	-	142,744
Goodwill and trade name							61,065
Unallocated corporate assets							34,949
Consolidated total assets							238,758
Segment liabilities	56,573	13,746	5,459	-	-	-	75,778
Unallocated corporate liabilities							22,522
Consolidated total liabilities							98,300
Investments in associates included in segment assets	19,171	-	-	8,620	-	-	27,791
Acquisition of property, plant and equipment, intangible and other non-current assets	4,062	2,527	495	4,630	-	-	11,714
Depreciation and amortisation expense	3,930	356	177	-	-	-	4,463
Unallocated depreciation and amortisation expense							4,113
Total depreciation and amortisation							8,576
Non-cash expenses other than depreciation and amortisation	173	-	-	-	-	-	173

SECONDARY REPORTING - GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2005	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Revenues from operating activities	240,715	392,447	220,682	393,871	1,247,715
Aggregated revenue	262,350	477,308	226,457	413,416	1,379,531
Segment assets	105,290	309,789	43,595	369,328	828,002

12 MONTHS TO 30 JUNE 2004	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Revenues from operating activities	-	299,877	56,208	17,234	373,319
Aggregated revenue	-	366,330	105,490	42,982	514,802
Segment assets	-	195,811	33,866	9,081	238,758

The consolidated entity provides engineering design, project services, maintenance and reliability support services to a number of markets. The consolidated entity's activities also include infrastructure developments within the Power sector.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

Geographically, the consolidated entity operates in four predominant segments, Australia and New Zealand, Asia and the Middle East, America and Europe. Outside of Australia, activities are predominantly in the Hydrocarbons and Power segments.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

40 FINANCIAL INSTRUMENTS

(A) OFF-BALANCE SHEET DERIVATIVE INSTRUMENTS

FORWARD EXCHANGE CONTRACTS

The consolidated entity is exposed to exchange rate transaction risk on foreign currency sales, purchases and loans to related entities. The most significant exchange rate risk is US dollar receipts by Australian entities. When required, hedging is undertaken through transactions entered into in the foreign exchange markets. Forward exchange contracts and put option contracts have been used for hedging purposes.

At balance date, the details of outstanding contracts are:

	BUY AUSTRALIAN DOLLARS		AVERAGE EXCHANGE RATE	
	2005 $'000	2004 $'000	2005	2004
SELL US DOLLARS				
0-6 months	6,090	8,474	0.7292	0.7314
6-12 months	-	3,360	-	0.7005
Total sell US dollars	6,090	11,834	0.7292	0.7224
SELL CANADIAN DOLLARS				
6-12 months	-	388	-	0.9488
SELL AUSTRALIAN DOLLARS				
0-6 months	4,500	-	0.7645	-
SELL EUROS				
0-6 months	2,574	-	1.2871	-
6-12 months	1,294	-	1.2945	-
	3,868	-	1.2896	-

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following gains and losses have been deferred at balance date:

	2005 $'000	2004 $'000
Unrealised gains	220	60
Less: Unrealised losses	(11)	(899)
Net unrealised losses/(gains)	209	(839)

INTEREST RATE SWAP CONTRACTS

Exmouth Power Station Pty Ltd, a 100% owned subsidiary of WorleyParsons, is contracted to build the Exmouth Power Station and has drawn-down on a loan facility which currently bears an average variable interest rate of 5.66% pa. It is policy to protect part of the loan from exposure to increasing interest rates. Accordingly, the consolidated entity has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors.

The contracts require settlement of net interest receivable or payable monthly and six monthly. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Swaps currently in place cover approximately 100% (2004: 0%) of the loan principal outstanding and are timed to expire as each loan repayment falls due. The fixed interest rates range between 5.89% and 6.82% pa (2004: 0%) and the variable rates are between 0.0% and 1.1% above the 90 day bank bill rate which at balance date was 5.66% pa.

At 30 June 2005, the notional principal amounts and periods of expiry of the interest rate swap contracts are as follows:

	2005 $'000	2004 $'000
Less than one year	5,779	-
Later than one year but not later than five years	3,044	-
Later than five years	21,456	-
	30,279	-

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following losses have been deferred at balance date:

	2005 $'000	2004 $'000
Unrealised losses	360	-

(B) CREDIT RISK EXPOSURES

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

40 FINANCIAL INSTRUMENTS (continued)

(C) INTEREST RATE RISK EXPOSURES

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

	WEIGHTED AVERAGE INTEREST RATE	FLOATING INTEREST RATE	FIXED INTEREST MATURING IN: 1 YEAR OR LESS	OVER 1 YEAR TO 5 YEARS	MORE THAN 5 YEARS	NON-INTEREST BEARING	TOTAL
AS AT 30 JUNE 2005	PA (%)	$'000	$'000	$'000	$'000	$'000	$'000
FINANCIAL ASSETS							
Cash and deposits*	3.68	66,527	-	-	-	-	66,527
Receivables		-	-	-	-	229,150	229,150
Other financial assets		-	-	-	-	10,654	10,654
Total financial assets		66,527	-	-	-	239,804	306,331
FINANCIAL LIABILITIES							
Bank overdrafts	8.90	2,551	-	-	-	-	2,551
Bank loans	4.51	71,301	-	-	-	-	71,301
Interest bearing liabilities	6.23	-	208	217	-	-	425
Trade and other creditors		-	-	-	-	224,204	224,204
Interest rate swap		(30,279)	5,779	3,044	21,456	-	-
Total financial liabilities		43,573	5,987	3,261	21,456	224,204	298,481
Net financial assets							7,850

* Includes cash and deposits held in overseas subsidiary bank accounts at lower than Australian interest rates.

AS AT 30 JUNE 2004	WEIGHTED AVERAGE INTEREST RATE	FLOATING INTEREST RATE	1 YEAR OR LESS	OVER 1 YEAR TO 5 YEARS	MORE THAN 5 YEARS	NON-INTEREST BEARING	TOTAL
FINANCIAL ASSETS							
Cash and deposits	5.25	24,139	-	-	-	-	24,139
Receivables		-	-	-	-	84,248	84,248
Other financial assets		-	-	-	-	2,796	2,796
Total financial assets		24,139	-	-	-	87,044	111,183
FINANCIAL LIABILITIES							
Bank overdrafts	8.75	7,189	-	-	-	-	7,189
Bank loans	6.42	-	3,000	-	-	-	3,000
Interest bearing liabilities	6.23	-	619	315	-	-	934
Trade and other creditors		-	-	-	-	44,234	44,234
Total financial liabilities		7,189	3,619	315	-	44,234	55,357
Net financial assets							55,826

	CONSOLIDATED 2005 $'000	2004 $'000
(D) RECONCILIATION OF NET FINANCIAL ASSETS TO NET ASSETS		
Net financial assets	7,850	55,826
Non-financial assets and liabilities:		
Inventories	98,062	17,876
Property, plant and equipment	34,226	9,298
Intangible assets	329,519	61,065
Other assets	59,864	39,336
Provisions	(121,756)	(26,914)
Other liabilities	(23,511)	(16,029)
Net assets per statement of financial position	384,254	140,458

41 SUBSEQUENT EVENTS

Effective 1 August 2005, WorleyParsons Engineering Pty Limited, a wholly owned subsidiary of WorleyParsons Limited acquired the remaining 50% interest in WoreyParsons MEG Limited for a total consideration of $13.4 million.

42 IMPACT OF ADOPTING CURRENT AUSTRALIAN STANDARDS TO AUSTRALIAN EQUIVALENTS OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("AIFRS")

WorleyParsons has commenced the transition of accounting policies and financial reporting from current Australian Standards to AIFRS. WorleyParsons is required to prepare its first fully AIFRS compliant financial report for the year ending 30 June 2006 with restated comparatives required for the 30 June 2005 reporting period. A project team has been set up to manage the process with the engagement of external consultants as and when required. The first phase of the project involved the identification and ranking of key risk areas that may affect WorleyParsons on adoption of AIFRS. The second phase is ongoing and involves detailed analysis of the impact on adoption, with the third phase being implementation.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and management's best estimates of the quantitative impact of the changes on net profit for the year ended 30 June 2005. The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to: (a) ongoing work being undertaken by an AIFRS project team; (b) potential amendments to AIFRS and interpretations thereof being issued by the standard-setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations.

RECONCILIATION OF NET PROFIT UNDER AGAAP TO THAT UNDER AIFRS

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000
Net profit attributable to members of WorleyParsons Limited		57,659
Write-back of goodwill amortisation excluding impairment	(a)	13,682
Tax effect of goodwill amortisation deductible for income tax	(d)	(3,519)
Tax effect of capital raising costs recognised directly in equity	(d)	(1,567)
Tax effect of trade name amortisation	(d)	525
Net profit attributable to members of WorleyParsons Limited under AIFRS		66,780

(a) Goodwill

Under AASB 3 "Business Combinations", goodwill will no longer be amortised but instead will be subject to annual impairment testing. This will result in a change in the Group's current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Goodwill amortisation for the 12 months to 30 June 2005 was $13.7 million.

(b) Impairment of assets

Under AASB 136 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

(c) Intangible assets

The WorleyParsons trade name satisfies the conditions of AASB 138: "Intangible Assets", with respect to recognition as an intangible asset and will continue to be subject to an impairment test at each reporting period in line with the current accounting policy. The asset has been determined to have a definite life in accordance with AASB 138 and amortisation will continue to be charged, but the asset will be written down to the extent impaired.

(d) Income taxes

Under AASB 112 "Income Taxes", the Company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the statement of financial position or a tax based balance sheet. Under the current accounting policy, the tax effect of the WorleyParsons trade name is not recognised. Based on a carrying value of $28.6 million as at 30 June 2005, a deferred tax liability of $8.6 million would be recognised. This will not impact the statement of financial performance on transition date.

The trade name amortisation for the financial year ended 30 June 2005 booked to expense was $1.8 million. As the WorleyParsons trade name amortisation is not tax deductible, under current accounting standards the amortisation is not tax effected. Under AIFRS, amortisation of the trade name will be tax effected, increasing net profit after tax by $0.5 million pa at an effective tax rate of 30%.

Under current accounting standards the tax benefit arising from goodwill amortisation that is tax deductible in the US is booked to income tax expense. Under AIFRS, the income tax benefit arising from tax deductible goodwill amortisation will be accrued to a deferred income tax liability account that will reverse and be booked to income tax expense to the extent that an impairment charge is booked.

In addition, WorleyParsons is receiving a tax benefit from capital raising costs which will be accounted for directly in equity under AIFRS.

(e) Share based payments

Under AASB 2 "Share-Based Payments", WorleyParsons is required to determine the fair value of rights issued to employees as remuneration and recognise an expense in the statement of financial performance. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. WorleyParsons already applies the provisions of this standard and it is not expected that there will be any further material impact on formal adoption.

(f) Hedge accounting

Under AASB 139 "Financial Instruments: Recognition and Measurement", in order to achieve a qualifying hedge, the entity is required to meet the following criteria:

- identify the type of hedge - fair value or cash flow;
- identify the hedged item or transaction;
- identify the nature of the risk being hedged;
- identify the hedging instrument;
- demonstrate that the hedge has been and will continue to be highly effective; and
- document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

WorleyParsons currently hedges specific identifiable cash flow transactions with a specific hedge contract. Each transaction is individually documented, reviewed and measured for effectiveness. It is not expected that there will be a material financial impact as a result of adoption of this standard.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of WorleyParsons Limited, we state that:

(1) In the opinion of the directors:

(a) the financial report and the additional disclosures included in the Directors' Report designated as audited, of the Company and of the consolidated entity, are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the *Corporations Act 2001* for the financial year ended 30 June 2005; and

(3) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group in note 27 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

Ron McNeilly Chairman	John Grill Director

Sydney, 24 August 2005

ERNST & YOUNG

■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Independent audit report to members of WorleyParsons Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for WorleyParsons Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for preparing a financial report and the additional disclosures (being the tables within the Director and Senior Executive Remuneration disclosures on pages 14 and 16) included in the directors report designated as audited ('the additional disclosures') that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report and the additional disclosures in order to express an opinion on them to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report and the additional disclosures are free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report and the additional disclosures present fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the additional disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the additional disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors'Report. The Auditors' Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this audit report was signed. In addition to our audit of the financial report and the additional disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report and the additional disclosures included in the directors' report designated as audited of WorleyParsons Limited are in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of WorleyParsons Limited at 30 June 2005 and of its performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

M. Elliott

Michael Elliott
Partner
Sydney

24 August 2005

CORPORATE INFORMATION

WorleyParsons Limited

ACN 096 090 158

DIRECTORS

Ron McNeilly (Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

Eric Gwee

William Hall

David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060

AUDITORS

Ernst & Young

BANKERS

HSBC

Royal Bank of Scotland

Westpac Banking Corporation

LAWYERS

Freehills

Baker & McKenzie

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000
Australia
Phone: 1300 855 080

WorleyParsons
resources & energy

FULL YEAR RESULTS
30 June 2005

John Grill, Chief Executive Officer
David Housego, Chief Financial Officer

25 August 2005


HYDROCARBONS | POWER | MINERALS & METALS | INFRASTRUCTURE

WorleyParsons
resources & energy

Background

- **Leading professional services provider to the Energy, Resource and Complex Process Industries**
- **Across all phases of projects**

1	2	3	4	5
IDENTIFY Licences Exploration Strategic Fit	SELECT Appraisal Concept Eng'g Uncertainty Mgt	DEFINE Asset Dev't Plans Front-end Design Contract Strategy	EXECUTE Detailed Design Construction Commissioning	OPERATE Maintain Upgrade

- **Organised into 4 Customer Sector Groups:**

  Hydrocarbons | Power | Minerals & Metals | Infrastructure
- **US$245m acquisition of Parsons E&C Corporation Effective October 2004**



WorleyParsons
resources & energy

Highlights

- Record annual net profit of $57.7 million up 87.7%
- EBIT growth of 120.7% to $89.2 million
- EPS (before amortization) up 64.2% to 37.6 CPS
- Improved safety performance
- Final dividend up 92.3% to 12.5 cents per share
- Positive outlook for 2006

WorleyParsons
resources & energy

Integration Update

- Organizational performance strong, positive client and staff response
- Integration on track after 9 months of operations
  - Management structure in place
  - Systems selection and integration underway
  - Revenue and cost synergies emerging
- Joint venture operational arrangements concluded (Canada, UAE, Saudi Arabia)
- Due diligence items closed out were generally positive
- New safety program implemented “zero harm”

Zero Harm
Leadership
No Incidents
Safe Behaviour

Significant Wins & Extensions


ASSESS 1
Project Feasibility
Business Strategy
Saudi Aramco Refinery Sizing Study
Rusal Dian-Dian Pre-feasibility
SELECT 2
Development Options
Execution Strategy
Woodside Browse LNG
Hellyer Metals Project Bankable Feasibility
Peak Downs 10Mtpa Feasibility
Rasgas (Qatar) – Drilling Platform Studies
ADMA OPCO – Zakum Gas Processing Facilities PMC
Takreer (Abu Dhabi) – Green Diesel PMC
OilSearch NW Moran Field
OilSearch SE Menanda Field
Perth Desalination Plant
DEFINE 3
Finalise Scope
Sanction Project
ADMA OPCO – Topside Modifications at Zakum Towers for Infield Pipeline replacement
EXECUTE 4
Produce Asset
OK TEDI Run of Mine Crusher Upgrade
Maritime & Port Authority of Singapore – Submarine Cables & Pipelines Project
Shell Geelong Refinery Water Master Plan Project
Agip KCO – Kashagan Field Tranch 3
Sinoven SA Venezuala Desalter/Dehydration Unit
Hydro Aluminium Cast House
Sugar Australia Crystal Sugar Project
RAAF Darwin Fuel Farm (CSIG Panel)
BeMax Pooncarie Project
ConocoPhillips Ming Zhu FPSO Upgrade
Queensland Gas Company Argyle Field Development
American Electric Power Mitchell FGD/SCR
OPERATE 5
Operate Asset
BOC Alliance North America
Caltex Kurnell & Lytton Refineries Minor Captial Works
Petroleum Development Oman Engineering & Maintenance (South)

Canada Acquisition

Subsequent Event

- **Purchase of the remaining 50% share in Canadian joint venture WorleyParsons MEG**
- **Acquisition price A$13.4m. Consideration comprises A$9.8m cash and deferred payment A$3.6m (est)**
- **Revenue in 2005 A$45.0m**
- **Canada offers significant growth prospects in hydrocarbons and other industries**
- **Management team remain in place**
- **Effective date of acquisition 1 August 2005**

WorleyParsons

resources & energy

Aughinish Alumina



WorleyParsons

resources & energy

Financial Performance

$m	%	2005	2004
Aggregated Revenue	168.0	1,379.5	514.8
EBIT	120.7	89.2	40.4
EBIT margin		6.5%	7.9%
Profit before tax	109.8	85.4	40.7
Net Profit	87.7	57.7	30.7
Net Margin		4.2%	6.0%
Normalized EPS (cents per share)	64.2	37.6	22.9
Basic EPS (cents per share)	51.5	31.2	20.6



WorleyParsons
resources & energy

Financial Highlights

$m	2001	2002	2003	2004	2005
Aggregated Revenue	313.8	437.8	474.4	514.8	1,379.5
EBIT	17.6	25.9	32.1	40.4	89.2
EBIT Margin	5.6%	5.9%	6.8%	7.9%	6.5%
Net Profit	12.3	17.7	25.9	30.7	57.7
Net Profit Margin	3.9%	4.0%	5.5%	6.0%	4.2%
CAGR[1]		*43.7%*	*45.0%*	*35.6%*	*47.1%*
EPS Normalized (cents per share)			20.5	22.9	37.6
EPS (cents per share)			18.1	20.6	31.2

1 Compound annual growth rate from FY2001
* 2003 1st result as listed entity

WorleyParsons
resources & energy

Change in Net Profit



A$m
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
30.7
FY04
66.8
Hydrocarbons
23.8
Power
9.0
Minerals & Metals
4.7
Infrastructure
(24.2)
Parsons E&C overhead
(14.7)
Existing Worley overhead adjustments
(12.0)
Amortisation
(4.6)
Saudi reorganisation
(4.1)
Net interest
(15.5)
Income tax
(2.3)
OEI
57.7
FY05

Group Cash Flow

$m	2005	2004
Cash flow operations	91.1	13.2
Cash flow investing	(414.5)	(13.9)
* Investment in jv/'bolt-on'	(9.9)	(10.6)
* Investment in acquisition	(348.2)	-
* Commitments on acquisition	(34.9)	-
* Property plant and equipment	(16.2)	(3.2)
Cash flow financing	259.7	(15.7)
* Share issue	227.9	-
* Proceeds from bank loans	201.6	12.0
* Repayment of bank loans	(136.5)	(9.4)
* Dividends paid	(25.1)	(15.7)

Financial Position

$m	2005	2004
Cash	66.5	24.1
Total Current Assets	404.4	129.1
Total Assets	828.0	238.8
Total Short-Term Debt	2.8	10.8
Total Current Liabilities	342.7	85.4
Long-term Debt	71.5	-
Shareholder's Equity	380.6	138.8
Return on Equity (%)	22.0%	23.7%
Normalized Return on Equity (%)	109.0%	50.1%

AIFRS Transition

$m	2005
Net profit FY2005	57.7
Write-back goodwill amortization exclude impairment	13.7
Tax effect:	
•Goodwill amortization #	($3.5)
•Capital raising	($1.6)
•Trade name amortization	$0.5
Net profit AIFRS FY2005*	$66.8

Deductible for income tax

* Best Estimate as at 30 June 2005

Capital Management

- Net Debt $7.7m ($74.2m Debt/$66.5m Cash)
- $70m - $120m bonds and Letter of Credit to support business
- Ongoing Capex in business $8m - $15m approximately
- Dividend payments increased in year
  - 71% payout of net profit
  - Franking position will change in 2006
- Continue to see growth opportunities for investment and acquisitions across business
  - 'Bolt-on', joint venture investment, development equity
  - Large stand-alone business
  - Mindful of valuation gap in buoyant times

WorleyParsons
resources & energy

LNG Liquification Train - Woodside



WorleyParsons
resources & energy

Hydrocarbons Operational Highlights

- **Strong result for 2005**
  - **Aggregated revenue $988.4m (72% of Group total)**
  - **Up 177% from $356.9m (2004)**
  - **EBIT $102.8m (margin 10.4%)**
  - **All operations profitable**
- **PEC business performed ahead of expectations**
  - **High levels of project activity (Kazakhstan, Sakhalin)**
- **Continued strong performance – Australasia and South East Asia**
- **Strong result in Middle East; Iraq – contribution significant**
- **Size and scope of projects under bid has increased**
- **Downstream capability significantly enhanced**
- **Recognized major hydrocarbons capability**

WorleyParsons
resources & energy

Hydrocarbons Operational Highlights

Material contracts awarded in 2005

- PNG Gas Project Front End Engineering Design (FEED) for Esso Highlands Ltd (EOS joint venture 50/50 with KBR)
- EOS joint venture awarded FEED contract for Angel Gas development, offshore Western Australia, for Woodside Energy
- Foster Wheeler (75%) WorleyParsons (25%) jv for LNG Phase V for Woodside Energy
- (TRAGS) joint venture Transfield Services (27.5%) WorleyParsons (27.5%) and TRAGS (45%) awarded consolidated maintenance contract for (RASGas) LNG facilities (in Qatar)

WorleyParsons
resources & energy

Hydrocarbons Outlook

- Outlook remains positive in 2006
- Strong basis for continued growth:
  - Historically high oil prices
  - Increasing demand for gas
  - Continued development of major FEED and EPCM projects
  - Ongoing capital expenditure for maintaining and upgrading major hydrocarbon facilities
  - Demand strong in both upstream and downstream markets

WorleyParsons
resources & energy

Power Operational Highlights

- Significant growth from Parsons E&C (#4 service provider in US market*)
- Positive market conditions in our key markets
- Initial contribution from Singapore power business (DRPL)
- Aggregated revenue of $172.4m, 513% increase from $28.1m in 2004
  - EBIT of $26.9m (2004 $3.1m)
- Material contracts awarded in 2005
  - Owners Engineer for Belene nuclear power plant for NEK Bulgaria
  - Owners Engineer for Maritza East 2 thermal power plant Bulgaria
  - 4 year $US575m contract extension Tennessee Valley Authority joint venture (34%) (held since 1991)
  - Progress Energy US$50m clean smokestacks program at Roxboro NC

* ENR Survey

WorleyParsons
resources & energy

Power Operational Highlights

- Burns & Roe Worley secured significant contracts during the year in Australia and New Zealand
- The Exmouth Energy Project, WorleyParsons' second power development, reached financial close in the year ($6m equity commitment)
  - Development expected to take approximately 13 months from July 2005
- Esperance Energy Project in line with expectations after first year of operations
- Continue to look for additional development opportunities

Outlook

- Outlook for the power sector is positive in our key market
- Parsons E&C and Development Resources Pte Ltd acquisitions give the Company a strong position
  - Increased demand for flue gas desulphurization on existing coal plants
  - Greenfield gas, coal and nuclear power stations development
  - Increase in demand for transmission and distribution services

WorleyParsons
resources & energy

Minerals & Metals Operational Highlights

- **Aggregated revenue of $159.8m**
  - Revenue increase, 67.6% over 2004 ($95.4m)
  - EBIT $24m margin of 15.0%
- **Major projects**
  - Worsley Alumina EPCM for BHP Billiton
  - Aughinish Alumina EPCM (Republic of Ireland)
  - Orica Yarwun 3 ammonium nitrate upgrade
  - Project management for Bemax in the Murray Basin
  - Pre-feasibility and feasibility studies undertaken:
    - Alumina
    - Aluminium
    - Base metals industries
- **Long term alliance revenue continues to grow in the sector**

WorleyParsons
resources & energy

Minerals & Metals Outlook

- **Outlook for the Minerals & Metals sector remains positive**
- **Expecting modest growth in 2006**
  - Key factor will be conversion of major projects from feasibility to FEED/EPCM in the year
- **Focus in 2006:**
  - Continued development of EPCM contracting capability
  - Alliance development
  - Evaluation of options for sustainable growth outside Australian market

WorleyParsons
resources & energy

Infrastructure Operational Highlights

- Revenue $59.2m, 56.4% growth in 2005
- EBIT of $7.1m (2004 $2.4m)
- Feasibility and siting studies for major resources and energy projects in high demand
- Focus on transport and water sectors

Outlook

- Important component of the Company's ability to deliver a full range of capabilities to clients
- Expected continued growth in Australian non-residential construction
- Evaluation of options for sustainable growth outside Australian Market

WorleyParsons
resources & energy

Strategy Differentiators

		2005
1.	Industry leadership in health, safety and environmental performance	✓
2.	Outstanding operational and corporate performance	✓
3.	Focus on long-term contracts, integrated service contracts and alliances	✓
4.	Success in project delivery – large and small	✓
5.	Comprehensive geographic presence and industry capability	✓
6.	Identification, integration and growth of value-adding acquisitions	✓

Good progress made in 2005 towards achieving our long term goals

Outlook

We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular hydrocarbons and power. As a result of the integration and exploitation of the synergies with Parsons E&C we are well positioned throughout the business to respond to these opportunities

2006 earnings will be enhanced by an increased contribution from the existing operations and an additional three months contribution from the Parsons E&C operations.

The company will continue to evaluate opportunities for new business growth that will add to our existing capabilities and that provide value for our shareholders.

WorleyParsons
resources & energy

29 August 2005

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Huizhou Refinery Project Management Contract Award

China National Offshore Oil Corporation (CNOOC) has awarded WorleyParsons a USD35 million contract to provide integrated project management team (IPMT) services for its world-scale grass roots refinery being built adjacent to the CNOOC/Shell Nanhai petrochemicals complex in the Daya Bay Economic Development Zone of Huizhou, Guangdong Province of the People's Republic of China. The project represents an investment of approximately USD2 billion.

The refinery will process 12 million ton/year (250,000 barrels/day) of crude oil from CNOOC's Penglai offshore field in Bohai Bay. The refinery project will be executed on a global basis, drawing upon international licensors, contractors, and manufacturers in Asia, Europe, and the USA.

CNOOC and WorleyParsons will use an IPMT to manage the project over its lifecycle from the process design phase to handover to CNOOC operations for start-up. The IPMT will manage and coordinate the activities of multiple Chinese and international contractors engaged in designing and building the facilities, serving as overall site manager through project completion. The IPMT will also have management responsibility for all phases and aspects of the project including management of safety and quality to defined standards, minimizing project cost and schedule, maximizing Chinese content, execution of all contracting and procurement, and meeting targeted facility start-up dates.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

WORLEYPARSONS LIMITED

ACN 096 090 158

PRELIMINARY FINAL REPORT

APPENDIX 4E

FINANCIAL YEAR ENDED 30 JUNE 2005

WORLEYPARSONS LIMITED PRELIMINARY FINAL REPORT

FINANCIAL YEAR ENDED 30 JUNE 2005

RESULTS FOR ANNOUNCEMENT TO THE MARKET

			CONSOLIDATED	
		%	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
Revenue from ordinary activities			1,252,020	375,484
Less: procurement services revenue			(113,839)	-
Revenue from ordinary activities excluding procurement services revenue			1,138,181	375,484
Add: share of revenue from associates			708,095	152,248
Less: procurement services revenue			(466,745)	(12,930)
Net revenue from associates			241,350	139,318
Aggregated revenue [1]	**UP**	**168.0**	**1,379,531**	**514,802**
Earnings before interest and tax (EBIT)	**UP**	**120.7**	**89,237**	**40,425**
Profit before tax	**UP**	**109.8**	**85,476**	**40,736**
Net profit after tax	**UP**	**95.5**	**59,912**	**30,645**
Net profit attributable to members of WorleyParsons Limited	**UP**	**87.7**	**57,659**	**30,722**
Basic earnings per share before amortisation of trade name and goodwill [2] (cents per share)	**UP**	**64.2**	**37.6**	**22.9**
Basic earnings per share (cents per share)	**UP**	**51.5**	**31.2**	**20.6**
Diluted earnings per share (cents per share)	**UP**	**51.5**	**31.2**	**20.6**
Net tangible assets per share ($ per share)	**DOWN**	**49.0**	**0.27**	**0.53**

[1] Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, pass through procurement services revenue is excluded from aggregated revenue. The directors believe the disclosure of revenue attributable to associates provides additional information in relation to the financial performance of WorleyParsons.

[2] *Includes tax effect of amortisation expense.*

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Final dividend (cents per share)	12.5	100%
Record date for determining entitlement to dividend	21 September 2005	
Date dividend is to be paid	30 September 2005	

REVIEW OF OPERATIONS

The commentary on the results for the financial year is contained in the press release dated 25 August 2005 accompanying this statement.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 7 October 2004, Apollo Corporation, a wholly owned subsidiary of WorleyParsons Limited agreed to acquire a 100% interest in Parsons E&C Corporation, a global engineering design and project services company for a cash consideration of US$245 million. The acquisition was finalised on 12 November 2004. The acquisition was funded by debt and through the issue of 55,593,887 new shares.

Effective 1 July 2004, WorleyParsons Engineering Pty Limited acquired a 50% interest in the Maison Worley Chemical Engineering Technology Co Limited .The Company provides a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest resulting in goodwill on acquisition of $4.6 million.

Effective 1 March 2005 WorleyParsons Singapore Holding Pte Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired a 100% interest in Development Resources Pte Limited ("DRPL") for a cash consideration of $6.8 million Singapore dollars (A$5.3 million). DRPL provides a range of multi-disciplinary services to clients in the Singapore and regional power and utilities industries.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Effective 1 August 2005, WorleyParsons Engineering Pty Limited, a wholly owned subsidiary of WorleyParsons Limited acquired the remaining 50% interest in WorleyParsons MEG Limited for a total consideration of $13.4 million.

No other matter or circumstance has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

a) The consolidated entity's operations in future financial years, or

b) The results of those operations in future financial years, or

c) The consolidated entity's state of affairs in future financial years.

AUDIT

This financial report is based on accounts which have been subject to an audit.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held as follows:

Place	Radisson Plaza Hotel 27 O'Connel Street, Sydney NSW 2000
Date	25th of November 2005
Time	2.00 PM
Approximate date the annual report will be available	12th of September 2005

STATEMENTS OF FINANCIAL PERFORMANCE

		CONSOLIDATED	
	NOTES	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
Revenue from ordinary activities	2	1,252,020	375,484
Expenses from ordinary activities			
Staff costs		(794,282)	(244,424)
Reimbursable costs		(198,511)	(41,192)
Depreciation and amortisation expenses	3	(26,888)	(8,576)
Borrowing costs expense		(7,172)	(961)
Office and administration costs		(68,800)	(26,466)
Other expenses		(82,244)	(22,874)
Share of net profits of associates accounted for using the equity method*	5	11,353	9,745
Profit from ordinary activities before income tax expense		85,476	40,736
Income tax expense relating to ordinary activities	6	(25,564)	(10,091)
Profit from ordinary activities after income tax expense		59,912	30,645
Net (gain)/loss attributable to outside equity interests		(2,253)	77
Net profit attributable to members of WorleyParsons Limited		57,659	30,722
Net exchange difference on translation of financial reports of foreign controlled entities and associates		(9,462)	(1,487)
Share issue costs		(9,270)	(25)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(18,732)	(1,512)
Total changes in equity other than those resulting from transactions with owners as owners		38,927	29,210
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	1	37.6	22.9
Basic earnings per share (cents per share)	1	31.2	20.6
Diluted earnings per share (cents per share)	1	31.2	20.6

* Share of net profits of associates accounted for using the equity method is after tax

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

		CONSOLIDATED	
	NOTES	2005 $'000	2004 $'000
ASSETS			
Current assets			
Cash assets		66,527	24,139
Receivables		229,150	84,448
Inventories		98,062	17,876
Other financial assets		10,654	2,657
Total current assets		404,393	129,120
Non-current assets			
Investments in associates		41,883	27,791
Other financial assets		164	139
Property, plant and equipment		34,226	9,298
Intangible assets		329,519	61,065
Deferred tax assets	6	12,558	8,894
Other		5,259	2,451
Total non-current assets		423,609	109,638
TOTAL ASSETS		828,002	238,758
LIABILITIES			
Current liabilities			
Payables		218,962	44,234
Interest bearing liabilities		2,758	10,808
Tax liabilities	6	9,940	6,148
Provisions		110,996	24,196
Total current liabilities		342,656	85,386
Non-current liabilities			
Interest bearing liabilities		71,519	315
Deferred tax liabilities	6	13,571	9,881
Provisions		16,002	2,718
Total non-current liabilities		101,092	12,914
TOTAL LIABILITIES		443,748	98,300
NET ASSETS		**384,254**	**140,458**
EQUITY			
Contributed equity		327,523	108,858
Reserves	8	(15,540)	(6,078)
Retained profits	8	68,632	36,053
Equity attributable to members of WorleyParsons Limited		380,615	138,833
Outside equity interests		3,639	1,625
TOTAL EQUITY		**384,254**	**140,458**

The above statements of financial position should be read in conjunction with the accompanying notes

STATEMENTS OF CASH FLOWS

		CONSOLIDATED	
	NOTES	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		1,224,701	378,213
Payments to suppliers and employees (inclusive of goods and services tax)		(1,105,611)	(359,801)
		119,090	18,412
Dividends received		6,455	1,808
Interest received		3,411	1,271
Borrowing costs paid		(7,139)	(922)
Income taxes paid		(30,691)	(7,344)
Net cash inflow from operating activities	10	91,126	13,225
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments		(9,853)	(10,697)
Payments for acquisition of controlled entities		(348,217)	-
Payments for incidental costs of acquisition		(5,314)	-
Payment of liabilities on acquisition		(34,861)	-
Payments for property, plant and equipment		(17,609)	(3,377)
Proceeds from disposal of property, plant and equipment		1,381	130
Net cash outflow from investing activities		(414,473)	(13,944)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		227,935	-
Payment of share issue costs		(9,270)	(25)
Repayment of bank loans		(136,485)	(9,418)
Proceeds from bank loans		201,582	12,000
Lease payments		(142)	(375)
Loans made to related parties		(281)	(5,422)
Loans from related parties repaid		2,861	3,439
Dividends paid		(25,080)	(15,683)
Dividends paid to outside equity interests		(1,458)	(249)
Net cash inflow/(outflow) from financing activities		259,662	(15,733)
NET DECREASE IN CASH HELD		(63,685)	(16,452)
Cash at the beginning of the financial year		16,950	32,823
Cash balances in controlled entities acquired net of overdraft		102,830	622
Effects of exchange rate changes on cash		7,881	(43)
CASH AT THE END OF THE FINANCIAL YEAR	10	**63,976**	**16,950**

The above statements of cash flows should be read in conjunction with the accompanying notes

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by WorleyParsons Limited ("WorleyParsons","parent entity" or "Company") as at 30 June 2005 and the results of all controlled entities for the financial year then ended. WorleyParsons and its controlled entities together are referred to in this financial report as the "consolidated entity" or the "Group". The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the financial year during which control existed.

(B) IMPACT OF ADOPTING CURRENT AUSTRALIAN STANDARDS TO AUSTRALIAN EQUIVALENTS OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("AIFRS")

WorleyParsons has commenced the transition of accounting policies and financial reporting from current Australian Standards to AIFRS. WorleyParsons is required to prepare its first fully AIFRS compliant financial report for the year ended 30 June 2006 with restated comparatives required for the 30 June 2005 reporting period. A project team has been set up to manage the process with the engagement of external consultants as and when required. The first phase of the project involved the identification and ranking of key risk areas that may affect WorleyParsons on adoption of AIFRS. The second phase is ongoing and involves detailed analysis of the impact on adoption with the third phase being implementation.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and management's best estimates of the quantitative impact of the changes on net profit for the year ended 30 June 2005. The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by AIFRS project teams; (b) potential amendments to AIFRSs and interpretations thereof being issued by the standard-setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations.

RECONCILIATION OF NET PROFIT UNDER AGAAP TO THAT UNDER AIFRS

		CONSOLIDATED
	NOTE	12 MONTHS TO 30 JUNE 2005 $'000
Net profit attributable to members of WorleyParsons Limited		57,659
Write-back of goodwill amortisation excluding impairment	(a)	13,682
Tax effect of goodwill amortisation deductible for income tax	(d)	(3,519)
Tax effect of capital raising costs recognised directly in equity	(d)	(1,567)
Tax effect of trade name amortisation	(d)	525
Net profit attributable to members of WorleyParsons Limited under AIFRS		66,780

a) Goodwill

Under AASB 3: "Business Combinations", goodwill will no longer be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Goodwill amortisation for the 12 months to 30 June 2005 was $13.7 million.

b) Impairment of Assets

Under AASB 136: "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

c) Intangible Assets

The WorleyParsons trade name satisfies the conditions of AASB 138: "Intangible Assets", with respect to recognition as an intangible asset and will continue to be subject to an impairment test at each reporting period in line with the current accounting policy. The asset has been determined to have a definite life in accordance with AASB 138 and amortisation will continue to be charged, but the asset will be written down to the extent impaired.

d) Income Taxes

Under AASB 112: "Income Taxes", the Company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the statement of financial position or a tax based balance sheet. Under the current accounting policy, the tax effect of the WorleyParsons trade name is not recognised. Based on a carrying value of $28.6 million as at 30 June 2005, a deferred tax liability of $8.6 million would be recognised. This will not impact the statement of financial performance on transition date.

The trade name amortisation for the financial year ended 30 June 2005 booked to expense was $1.8 million. As the WorleyParsons trade name amortisation is not tax deductible, under current accounting standards the amortisation is not tax effected. Under AIFRS, amortisation of the trade name will be tax effected increasing net profit after tax by $0.5 million per annum at an effective tax rate of 30%.

Under current accounting standards the tax benefit arising from goodwill amortisation that is tax deductible in the US is booked to income tax expense. Under AIFRS, the income tax benefit arising from tax deductible goodwill amortisation will be accrued to a deferred income tax liability account that will reverse and be booked to income tax expense to the extent that an impairment charge is booked.

In addition, WorleyParsons is receiving a tax benefit from capital raising costs which will be accounted for directly in equity under AIFRS.

e) Share Based Payments

Under AASB 2 "Share Based Payments", WorleyParsons is required to determine the fair value of rights issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. It applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. WorleyParsons already applies the provisions of this Standard and it is not expected that there will be any further material impact on formal adoption.

f) Hedge Accounting

Under AASB 139 "Financial Instruments: Recognition and Measurement" in order to achieve a qualifying hedge, the entity is required to meet the following criteria:

- identify the type of hedge – fair value or cash flow
- identify the hedged item or transaction
- identify the nature of the risk being hedged
- identify the hedging instrument
- demonstrate that the hedge has and will continue to be highly effective
- document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

WorleyParsons currently hedges specific identifiable cash flow transactions with a specific hedge contract. Each transaction is individually documented, reviewed, and measured for effectiveness. It is not expected that there will be a material financial impact as a result of adoption of this standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
1 EARNINGS PER SHARE		
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	37.6	22.9
Net profit used as the numerator in calculating basic earnings per share before amortisation of trade name and goodwill	69,572	34,166
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	184,884,058	149,356,711
Basic earnings per share (cents per share)	31.2	20.6
Net profit used as the numerator in calculating basic earnings per share	57,659	30,722
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	184,884,058	149,356,711
Diluted earnings per share (cents per share)	31.2	20.6
Net profit used as the numerator in calculating diluted earnings per share	57,659	30,722
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	184,884,058	149,356,711

2 REVENUE

REVENUES FROM OPERATING ACTIVITIES		
Services	1,247,715	373,319
	1,247,715	373,319
REVENUES FROM OUTSIDE THE OPERATING ACTIVITIES		
Interest revenue	3,411	1,271
Other	894	894
	4,305	2,165
Revenue from ordinary activities	1,252,020	375,484

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
3 PROFIT FROM ORDINARY ACTIVITIES		
Profit from ordinary activities before income tax expense includes the following specific expenses:		
Depreciation of property, plant and equipment	7,849	4,082
Amortisation		
Leasehold improvements	3,237	576
Plant and equipment under finance leases	266	304
Goodwill	13,682	1,694
Trade name	1,750	1,750
Deferred expenditure	104	170
Total amortisation	19,039	4,494
Total depreciation and amortisation	26,888	8,576

	PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
4 DIVIDENDS		
(A) ORDINARY SHARES		
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	-	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	-	8,214
Final ordinary dividend for the financial year ended 30 June 2004 of 6.5 cents per ordinary share paid on 30 September 2004	9,708	-
Interim ordinary dividend for the financial year ended 30 June 2005 of 7.5 cents per ordinary share paid on 6 April 2005	15,372	-
Total dividends paid and declared for payment	25,080	15,683

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
(B) FRANKING CREDIT BALANCE		
Franking credits available for subsequent financial years based on a tax rate of 30%	8,292	12,619

The above amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

5 INVESTMENTS IN ASSOCIATES

	OWNERSHIP INTEREST		CONTRIBUTION TO NET PROFIT	
DETAILS OF MATERIAL INTERESTS IN ASSOCIATE ENTITIES ARE AS FOLLOWS	2005 %	2004 %	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
Ranhill WorleyParsons Sdn Bhd	49	49	1,901	2,215
Petrocon Arabia Co Limited	50	50	1,140	1,488
Transfield Worley Limited	50	50	1,230	768
PFD International LLC	50	-	2,576	-
WorleyParsons Energy Services LLC (1)	-	50	203	1,551
WorleyParsons MEG Limited	50	50	1,129	453
Other interests in associated entities (2)			3,174	3,270
			11,353	9,745

(1) Acquired control during the financial year

(2) Incorporates results of associated entities not material on an individual basis

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
6 INCOME TAX		
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:		
Profit from ordinary activities before income tax expense	85,476	40,736
Income tax calculated at 30%	25,643	12,221
Tax effect of permanent differences		
Share of associates' net profits	(3,406)	(2,924)
Amortisation of goodwill and trade name	1,506	1,033
Legal and professional expenses not deductible	246	65
Provision for support of related entity	-	(15)
Additional allowable tax depreciation	(1,350)	(1,300)
Restructuring costs relating to acquisitions	1,841	-
Other	1,602	(149)
Income tax adjusted for permanent differences	26,082	8,931
Research and development concession relating to prior years	(900)	(351)
Over/(under) provision in previous financial year	105	(294)
International tax rate differential *	277	1,805
Income tax expense	25,564	10,091
TAX ASSETS AND LIABILITIES		
Current income tax payable	9,940	6,148
Provision for deferred income tax – non-current	13,571	9,881
Future income tax benefit – non-current	12,558	8,894

* represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

TAX CONSOLIDATION

Effective 1 July 2003, for the purposes of income taxation, WorleyParsons Limited and its eligible 100% owned Australian resident subsidiaries formed a tax consolidated group. The head entity of the tax consolidated group is WorleyParsons Limited. As a result, WorleyParsons Limited recognises deferred tax balances and tax liabilities for all entities in the group in addition to its own. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the members on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. There has been no material impact to the Group on entering tax consolidation.

7 CONTROLLED ENTITIES

On 7 October 2004, Apollo Corporation, a wholly owned subsidiary of WorleyParsons Limited, agreed to acquire 100% interest in Parsons E&C Corporation ('PEC'), a global engineering design and project services company of a cash consideration of US$245 million. Effective control was deemed on this date and the acquisition was finalised on 12 November 2004.

Effective 1 March 2005 WorleyParsons Singapore Holding Pte Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired a 100% interest in Development Resources Pte Limited ("DRPL") for a cash consideration of $6.8 million Singapore dollars (A$5.3 million). DRPL provides a range of multi-disciplinary services to clients in the Singapore and regional power and utilities industries.

The fair value of the identifiable net assets acquired is as follows:

	DRPL ACQUISITION $'000	PEC ACQUISITION $'000
ASSETS		
Cash assets	6,328	95,701
Receivables	1,400	131,098
Inventories	-	52,441
Other financial assets	727	7,596
Investments accounted for using the equity method	-	2,546
Property, plant and equipment	42	18,608
Deferred tax assets	-	3,409
Total assets	8,497	311,399
LIABILITIES		
Payables	6,674	114,548
Tax liabilities	253	12,209
Provisions	465	131,102
Total liabilities	7,392	257,859
Net assets	1,105	53,540
Less:		
Outside equity interests	-	(941)
Acquisition costs	-	(5,314)
Goodwill arising on acquisition	4,225	290,673
Cash consideration paid	5,330	337,958
Net cash effect:		
Cash consideration paid	5,330	337,958
Cash included in net assets acquired	(6,328)	(95,701)
	(998)	242,257

During the year, WorleyParsons increased its ownership in Damit WorleyParsons Engineering Sdn Bhd from 50% to 70% and in Worley Astron Pty Limited from 60% to 100%. WorleyParsons purchased the remaining 60% interest in Source Personnel Pty Limited and acquired a 50.1% interest in WorleyParsons GPX Pty Limited.

	CONSOLIDATED 2005 $'000
8 RESERVES AND RETAINED PROFITS	
Foreign currency translation reserve	(15,540)
Retained profits	68,632
	53,092

(A) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

MOVEMENTS:	
Balance as at 1 July 2004	(6,078)
Loss on translation of foreign controlled entities and associates	(9,462)
Balance as at 30 June 2005	(15,540)
(B) RETAINED PROFITS	
Balance as at 1 July 2004	36,053
Net profit attributable to members of WorleyParsons Limited	57,659
Dividends provided for or paid	(25,080)
Balance as at 30 June 2005	68,632

9 CONTRIBUTED EQUITY

(A) SHARE CAPITAL	
Ordinary shares fully paid	327,523

	2005		2004	
	NUMBER OF SHARES	$'000	NUMBER OF SHARES	$'000
(B) MOVEMENTS IN ORDINARY SHARES				
Balance at the beginning of the financial year	149,356,711	108,858	149,356,711	108,883
Issued during the financial year	55,593,887	227,935	-	-
Less: Tansaction costs	-	(9,270)	-	(25)
Balance at the end of the financial year	204,950,598	327,523	149,356,711	108,858

	CONSOLIDATED	
	2005 $'000	2004 $'000
10 NOTES TO THE STATEMENTS OF CASH FLOWS		
(A) CASH AT BANK AND ON HAND		
Cash at bank and on hand	66,527	24,139
The above figures are reconciled to cash at the end of the financial year as shown in the statements of cash flows as follows:		
Balances as above	66,527	24,139
Less: Bank overdrafts	(2,551)	(7,189)
Balance per statements of cash flows	63,976	16,950

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
(B) RECONCILIATION OF OPERATING PROFIT AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES		
Net profit after income tax expense	59,912	30,645
NON-CASH ITEMS		
Depreciation of non-current assets	7,849	4,658
Amortisation of non-current assets	19,039	3,917
Dividends received from associates	6,455	1,808
Share of associates' net profits	(11,353)	(9,745)
Net loss/(gain) on disposal of property, plant and equipment	101	(8)
Finance charges on capitalised leases	33	38
Cash flow adjusted for non-cash items	82,036	31,313
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the financial year:		
Increase in receivables	(30,741)	(10,384)
Increase in inventories	(9,578)	(7,042)
Increase in prepayments	(3,741)	(1,357)
Increase in other assets	(2,544)	(2,408)
Increase in future income tax benefit	(172)	(510)
Increase/(decrease)in payables	33,326	(116)
(Decrease)/Increase in provision for income tax	(8,644)	1,228
Increase in other provisions	27,091	2,110
Increase in provision for deferred tax	3,690	2,029
Exchange rate movement on opening balances	403	(1,638)
Net cash inflow from operating activities	91,126	13,225

11 SEGMENT INFORMATION

PRIMARY REPORTING – BUSINESS SEGMENTS

WorleyParsons operates in 4 primary business segments: Hydrocarbons, Power, Minerals & Metals and Infrastructure. The Hydrocarbons segment incorporates the Oil and Gas, and Refining, Petrochemicals and Chemicals business units.

12 MONTHS TO 30 JUNE 2005	HYDRO-CARBONS $'000	MINERALS & METALS $'000	INFRA-STRUCTURE $'000	POWER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	779,518	159,819	54,541	139,998	-	-	1,133,876
Procurement revenue	62,417	-	-	51,422	-	-	113,839
Inter-segment sales	-	-	4,644	-	-	(4,644)	-
Total sales revenue	841,935	159,819	59,185	191,420	-	(4,644)	1,247,715
Share of net profit of associates	10,753	-	-	600	-	-	11,353
Other revenue	-	-	-	-	4,305	-	4,305
Total segment revenue	852,688	159,819	59,185	192,020	4,305	(4,644)	1,263,373
Add: share of associates' revenue	675,662	-	-	32,433	-	-	708,095
Less: procurement revenue - controlled	(62,417)	-	-	(51,422)	-	-	(113,839)
Less: procurement revenue - associates	(466,745)	-	-	-	-	-	(466,745)
Less: share of associates' net profit	(10,753)	-	-	(600)	-	-	(11,353)
Aggregated revenue	988,435	159,819	59,185	172,431	4,305	(4,644)	1,379,531
Segment result	102,802	23,961	7,135	26,923	-	-	160,821
Amortisation expense							(15,432)
Unallocated corporate expenses							(59,913)
Profit from ordinary activities before income tax expense							85,476
Income tax expense							(25,564)
Profit from ordinary activities after income tax expense							59,912
Segment assets	284,630	39,949	15,570	76,179	-	-	416,328
Goodwill and trade name							329,519
Unallocated corporate assets							82,155
Consolidated total assets							828,002
Segment liabilities	233,351	44,295	15,117	53,054	-	-	345,817
Unallocated corporate liabilities							97,931
Consolidated total liabilities							443,748
Investments in associates included in segment assets	28,169	-	-	13,714	-	-	41,883
Acquisition of property, plant and equipment, intangible and other non-current assets	14,236	971	543	13,832	-	-	29,582
Depreciation and amortisation expense	8,253	1,185	597	1,317	-	-	11,352
Unallocated depreciation and amortisation expense							15,536
Total depreciation and amortisation							26,888
Non cash expenses other than depreciation and amortisation	134	-	-	-	-	-	134

11 SEGMENT INFORMATION (continued)

PRIMARY REPORTING – BUSINESS SEGMENTS (CONTINUED)

12 MONTHS TO 30 JUNE 2004	HYDRO-CARBONS $'000	MINERALS, METALS AND CHEMICALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	POWER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	243,242	94,793	33,707	1,577	-	-	373,319
Inter-segment sales	927	571	4,145	-	-	(5,643)	-
Total sales revenue	244,169	95,364	37,852	1,577	-	(5,643)	373,319
Share of net profit of associates	7,223	-	-	2,522	-	-	9,745
Other revenue	-	-	-	-	2,165	-	2,165
Total segment revenue	251,392	95,364	37,852	4,099	2,165	(5,643)	385,229
Add: share of associates' revenue	125,683	-	-	26,565	-	-	152,248
Less: procurement revenue	(12,930)	-	-	-	-	-	(12,930)
Less: share of associates' net profit	(7,223)	-	-	(2,522)	-	-	(9,745)
Aggregated revenue	356,922	95,364	37,852	28,142	2,165	(5,643)	514,802
Segment result	36,044	14,949	2,445	3,082	-	-	56,520
Amortisation expense							(3,423)
Unallocated corporate expenses							(12,361)
Profit from ordinary activities before income tax expense							40,736
Income tax expense							(10,091)
Profit from ordinary activities after income tax expense							30,645
Segment assets	96,565	27,943	9,616	8,620	-	-	142,744
Goodwill and trade name							61,065
Unallocated corporate assets							34,949
Consolidated total assets							238,758
Segment liabilities	56,573	13,746	5,459	-	-	-	75,778
Unallocated corporate liabilities							22,522
Consolidated total liabilities							98,300
Investments in associates included in segment assets	19,171	-	-	8,620	-	-	27,791
Acquisition of property, plant and equipment, intangible and other non current assets	4,062	2,527	495	4,630	-	-	11,714
Depreciation and amortisation expense	3,930	356	177	-	-	-	4,463
Unallocated depreciation and amortisation expense							4,113
Total depreciation and amortisation							8,576
Non cash expenses other than depreciation and amortisation	173	-	-	-	-	-	173

11 SEGMENT INFORMATION (continued)

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2005	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Sales to external customers	240,715	392,447	220,682	393,871	1,247,715
Aggregated revenue	262,350	477,308	226,457	413,416	1,379,531
Segment assets	105,290	309,789	43,595	369,328	828,002

12 MONTHS TO 30 JUNE 2004	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Sales to external customers	-	299,877	56,208	17,234	373,319
Aggregated revenue	-	366,330	105,490	42,982	514,802
Segment assets	-	195,811	33,866	9,081	238,758

The consolidated entity provides engineering design, project services, maintenance and reliability support services to a number of markets. The consolidated entity's activities also include infrastructure developments within the Power sector.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

Geographically, the consolidated entity operates in four predominant segments, Australia and New Zealand; Asia and the Middle East, America and Europe. Outside of Australia, activities are predominantly in the Hydrocarbons and Power segments.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's policies. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

12 CONTINGENT LIABILITIES

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2004 $'000
GUARANTEES		
The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.		
Bank guarantees outstanding at balance date in respect of financing facilities	5,349	2,466
Bank guarantees outstanding at balance date in respect of contractual performance	71,214	19,782
	76,563	22,248

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

ASBESTOS

Certain members of Parsons E&C Group and other subsidiaries of Parsons Corporation, have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos.

Based on its due diligence investigations during the acquisition of Parsons E&C Corporation from Parsons Corporation, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C Corporation, WorleyParsons is not aware of any circumstance that is likely to lead to a material residual contingent exposure for WorleyParsons in respect of asbestos liabilities.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Grahame Campbell**
Date of last notice	**22 June 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.**
Date of change	**16 August 2005**
No. of securities held prior to change	**Grahame Campbell: 14,068** Grandamico Pty Ltd: 437,739
Class	**Ordinary**
Number acquired	**446**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,750.00**
No. of securities held after change	**Grahame Campbell : 14,514** Grandamico Pty Ltd : 437,739

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Erich Fraunschiel**
Date of last notice	**22 June 2005**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.**
Date of change	**16 August 2005**
No. of securities held prior to change	**Erich Fraunschiel: 15,394** Erich Fraunschiel atf Fraunschiel Family Trust: 30,556 Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000
Class	**Ordinary**
Number acquired	**465**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,917.00**
No. of securities held after change	**Erich Fraunschiel : 15,859** Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556 Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald John McNeilly**
Date of last notice	**22 June 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.**
Date of change	**16 August 2005**
No. of securities held prior to change	**Ronald John McNeilly: 325,277** Laargo Investments Pty Ltd: 12,222
Class	**Ordinary**
Number acquired	**743**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$6,250.00**
No. of securities held after change	**Ronald John McNeilly: 326,020** Laargo Investments Pty Ltd: 12,222
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Green**
Date of last notice	**22 June 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.**
Date of change	**16 August 2005**
No. of securities held prior to change	**John Green: 637,547** John M Green & Jennifer A Green: 249,975
Class	**Ordinary**
Number acquired	**1,070**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$9,000.00**
No. of securities held after change	**John Green: 638,617** John M Green & Jennifer A Green: 249,975

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Eric Gwee Teck Hai**
Date of last notice	**22 June 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.**
Date of change	**16 August 2005**
No. of securities held prior to change	**968**
Class	**Ordinary**
Number acquired	**386**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,250.00**
No. of securities held after change	**1,354**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WorleyParsons
resources & energy

25 August 2005

ASX / Media Release

WORLEYPARSONS LIMITED
(ASX: WOR)

WORLEYPARSONS ANNOUNCES RECORD PROFIT

Highlights:

- Record annual net profit of $57.7 million, an increase of 87.7%
- EBIT growth of 120.7% to $89.2 million
- Normalized earnings per share up 64.2% to 37.6 cents per share
- Improved safety performance
- Final dividend up 92.3% to 12.5 cents per share
- Positive outlook for 2006

Leading professional services company WorleyParsons today announced a record annual net profit for the year to 30 June 2005 of $57.7m, an increase of 87.7% on the prior year.

Aggregated revenue was $1,379.5m, an increase of 168.0% from the prior year and a record result for the group. EBIT of $89.2m was up 120.7% from the prior year result of $40.4m. As expected the EBIT margin for the group declined to 6.5% from 7.9% reported in 2004. Net Margin for the group was 4.3% (2004 6.0%).

Normalised earnings per share (before amortisation) were 37.6 cents per share, an increase of 64.2% from the prior year result of 22.9 cents per share.

Return on equity for the year was 22.0% (2004 23.7%).

The full year result includes a charge to earnings of $4.6m associated with the reorganization of the company's joint venture operations in Saudi Arabia.

The company also announces today the acquisition of the remaining 50% of its Canadian joint venture company WorleyParsons MEG Ltd.

Chief Executive Officer Comment:

The chief executive officer of WorleyParsons, Mr John Grill, said the company had delivered another excellent performance in 2005 reflecting strong conditions in all key markets, good operational performance and a significant contribution from the Parsons E&C acquisition.

"Bringing Worley and Parsons E&C together has expanded WorleyParsons' ability to execute its core strategy and generate new opportunities that would have been out of the reach of either company working alone. The integration of the two businesses is on track and our people and clients have reacted positively to the combination of these strong businesses.

Operating activity across the business is at historically high levels with our operations performing strongly in meeting this demand. It is pleasing in this context to be able to report an improved safety performance reflecting our commitment to continually improve this aspect of our operations. We have also been successful in a number of material contract wins and extensions during the year which demonstrate our enhanced capabilities across the business. We expect this to continue," he said.

Health, Safety & Environment:

WorleyParsons' primary corporate objective in health, safety and environment (HSE) is the concept of zero harm. In 2005 several new initiatives were established to assist in achieving this target including the introduction of a management safety leadership program. The corporate HSE management system continues to be reviewed and developed as a key component of the integration of Parsons E&C.

WorleyParsons measures safety performance in terms of the frequency of Lost Time Injuries (LTIFR) and Total Recordable Injuries (TRIFR) per million man hours worked. Both these statistical indicators have improved year-on-year. The performance of WorleyParsons in the calendar year 2005 to date has resulted in an LTIFR of 0.2 (0.47 in 2004) and a TRIFR of 2.0 (2.82 in 2004).

Final Dividend:

The directors have declared a fully franked final dividend of 12.5 cents per share (last year 6.5 cents per share). The dividend will be payable on 30 September 2005 for shareholders on the register as at 21 September 2005. The full year dividend is 20.0 cents per share (last year 12.0 cents per share) and represents a payout ratio of 71.1% of net profit after tax.

As a result of the group deriving an increased amount of its income in international jurisdictions, it is expected that future dividends will be partially franked.

Based on the current earnings mix and tax profile of the group, dividends relating to 2006 financial year income are likely to be approximately 25% franked based on a 70% payout of net profit.

Finance:

Net cash flow from operating activities for the year was $91.1m (2004 $13.2m) reflecting strong trading conditions and an improved working capital position in the Australian operations.

In pursuing its international growth strategy in 2005 the company invested $338.0m in the acquisition of Parsons E&C and a payment of $34.8m for commitments associated with the acquisition. The acquisition was funded by the issue of equity of $227.9m and debt funding of $110.1m.

As a result of the strong operating cash flow across the group net debt at 30 June 2005 was $7.7m. Dividends paid in the year totalled $25.1m.

The tax rate for the Worley Group in 2005 was 29.9 % (2004 24.8%) reflecting the increased earnings contribution from international operations with higher rates of corporate tax than Australia.

Parsons E&C Integration:

The integration of the Parsons E&C operations is progressing well and the company is encouraged by the early results in both revenue and cost synergies. A number of the items identified during the due diligence process have been resolved largely with favourable outcomes. As anticipated there are a number of items identified in due diligence that are still outstanding. The company believes it has adequately provided for these items.

As part of the integration of operations subsequent to the acquisition it has been necessary to restructure the operating arrangements with overlapping joint ventures for the combined WorleyParsons operations in three countries; Canada, United Arab Emirates (UAE) and Saudi Arabia.

The Canadian and UAE reorganisations have had limited financial impact. The operations have integrated well and are focused on meeting ongoing client expectations and pursuing new opportunities.

The restructure of the joint venture arrangement in Saudi Arabia has seen the company buy out the Parsons E&C joint venture partner in the Kingdom. The buy out payment has resulted in a charge to earnings of $4.6m in the year.

Sector Highlights:

Hydrocarbons

Aggregated revenue for the hydrocarbons group was $988.4m (72% of company total) up 177% from the $356.9m recorded in 2004. EBIT for hydrocarbons was $102.8m with an EBIT margin of 10.4% (10.1% 2004).

Parsons E&C's hydrocarbons business performed ahead of expectations over the nine month period following its acquisition by Worley reflecting high levels of project activity underway in Kazakhstan and Sakhalin and increasing activity in the Houston and Arcadia offices.

Operational highlights include continued strong performance from the Australasian and South East Asian hydrocarbons businesses, and a strong result in the Middle East. A number of material contracts in the hydrocarbons sector were announced during the year. In December 2004 a joint venture between WorleyParsons (50%) and KBR (50%) was selected by Esso Highlands Ltd to conduct Front End Engineering Design (FEED) studies for the Papua New Guinea gas project. The joint venture was also awarded the FEED contract for the Angel gas development, offshore Western Australia, for Woodside Energy Ltd.

A joint venture between WorleyParsons (27.5%), Transfield Services (27.5%) and TRAGS a local Qatari contracting company (45%), was selected to carry out a consolidated maintenance contract for the LNG facilities of RasGas Company Limited in Qatar, valued at $110 million over five years.

In June 2005, Woodside Energy Ltd confirmed that the joint venture between WorleyParsons (25%) and Foster Wheeler (75%) had been awarded a major Engineering Procurement and Construction Management (EPCM) contract for its proposed Phase V LNG expansion project at its North West Shelf gas plant. This is a significant contract which greatly enhances our position in the rapidly growing global LNG business.

Following the acquisition of Parsons E&C, the company's interest in the Parsons Iraq joint venture – the entity executing the contract to restore Iraqi oil infrastructure – has increased to 85%. Work on this contract continues as the client releases new task orders.

Outlook

The outlook for the hydrocarbons business remains positive. Historically high oil prices, increasing demand for gas, the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbon facilities provide a strong basis for continued growth.

Power

The power sector experienced significant growth due to the nine month contribution from the Parsons E&C power business, the return of positive market conditions in key international markets and an initial contribution from the recently acquired power services business in Singapore, Development Resources Pte Ltd (DRPL).

Aggregated revenue in the power sector was $172.4m, a 513% increase from the $28.1m recorded in 2004 with a contribution to EBIT of $26.9m (2004 $3.1m). Reported margin was 15.6% (11% 2004).

The power business was awarded a number of material contracts through 2005 including a contract for the provision of services as owner's engineer to the Belene nuclear power plant for NEK Bulgaria, and a second material contract in Bulgaria as owner's engineer for Maritza East 2 thermal power plant.

The contract held by a WorleyParsons joint venture (34%) to support the Tennessee Valley Authority (TVA) for work on various TVA coal fired and hydroelectric facilities was extended for four years.

Progress Energy of North Carolina awarded WorleyParsons a US$50 million services contract for its clean smokestacks program at its Roxboro plant, which includes project management, engineering, procurement and site support services.

WorleyParsons' 50% owned joint venture company, Burns & Roe Worley, secured a number of significant contracts during the year in the power sector in Australia and New Zealand.

The Exmouth Energy Project, WorleyParsons' second power development, reached financial close in the year. The development of the Exmouth Energy project, to be undertaken by Burns & Roe Worley, is expected to take approximately 13 months from July 2005. WorleyParsons will provide 100% of the expected $6.0m equity.

The performance of the Esperance Energy Project was in line with expectations with the completion of the first year of operations. The company continues to evaluate opportunities in the developments area for additional projects that will generate acceptable returns for shareholders.

Outlook

The outlook for the power business in 2006 is positive. The capability acquired as a result of the Parsons E&C and DRPL acquisitions gives the company a strong position in a number of key markets. Increased demand for flue gas desulphurization on existing coal plants, greenfield gas, coal and nuclear power station development and an increase in demand for transmission and distribution services should ensure this sector continues its strong contribution to WorleyParsons' performance.

Minerals & Metals

WorleyParsons' minerals & metals business continues to grow with aggregated revenue of $159.8m, an increase of 67.6% over 2004 ($95.4m). Contribution to EBIT was $24.0m with a margin of 15.0% (15.8% 2004).

Major projects undertaken by the minerals & metals group in 2005 included the expansion of the Worsley alumina facility in Bunbury Western Australia for BHP Billiton and the finalisation of the expansion of the Aughinish Alumina Limited refinery in the Republic of Ireland.

Other projects include upgrading the Orica Yarwun 3 ammonium nitrate facility in Gladstone and the project management of a new mineral sands processing facility for Bemax in the Murray Basin. A number of pre feasibility and feasibility studies are being undertaken for clients in the alumina, aluminium and base metals industries.

Long term alliance revenue continues to grow in the minerals & metals sector with the expansion of services on existing alliances.

Outlook

The outlook for the minerals & metals sector remains positive. However, after a number of years of rapid growth in this sector we are expecting more modest growth in 2006. A key factor will be the conversion of major projects from feasibility to FEED and EPCM in the year.

Our focus in 2006 will be on the continued development of our EPCM contracting capability, alliance development and the evaluation of options for sustainable growth outside of the Australian market.

Infrastructure

WorleyParsons' infrastructure revenue grew 56.4% to $59.2m in 2005 with a contribution to EBIT of $7.1m (2004 $2.4m). EBIT Margin in 2005 was 12.0% (6.5% 2004). The company's extensive capability in feasibility and siting studies for major industrial projects was in high demand across a range of industries in 2005.

WorleyParsons secured significant contracts in the transport and water sectors during the year, including engineering services for a major desalination plant in Perth, Western Australia and a three year contract to assist the Singapore Land Transport Authority.

While a small contributor to overall group revenue the infrastructure group continues to be an important component of the company's ability to deliver a full range of capabilities to clients.

Outlook

Expected continued growth in non-residential construction in Australia, growth in key infrastructure sectors of water and transport and expanding international markets provide a positive outlook for the infrastructure group for 2006.

Subsequent event:

Acquisition of remaining 50% interest in WorleyParsons MEG Ltd

WorleyParsons is also pleased to announce today that it has signed an agreement to purchase the remaining 50% of the shares in the company's Canadian joint venture partner WorleyParsons MEG Ltd.

The acquisition price is approximately A$13.4m comprising a fixed component and a deferred incentive based component. The fixed component will be satisfied by an initial payment of A$9.8m.

Calgary based WorleyParsons MEG Ltd reported revenues of approximately A$45m in 2005 and provides a range of multi-disciplinary EPCM services to clients in the Canadian and international hydrocarbons markets with recognised capability in design of heavy oil production facilities.

Commenting on the acquisition of the remaining 50% interest in WorleyParsons MEG Ltd, Mr John Grill said:

"The Canadian market offers prospects for significant growth and we believe this acquisition will enhance our capability to expand in this important market."

Outlook for WorleyParsons:

We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular hydrocarbons and power. As a result of the integration and exploitation of the synergies with Parsons E&C we are well positioned throughout the business to respond to these opportunities.

2006 earnings will be enhanced by an increased contribution from the existing operations and an additional three months contribution from the Parsons E&C operations.

The company will continue to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders.

For further information please contact:

John Grill
Chief Executive Officer

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au